Trans Community Bankshares Inc

P.E. 12/31/01

TransCommunity Bankshares

Bank of Louisa
In Organization

Bank of Powhatan

Bank of Goochland
In Organization

Three things to remember when you invest.
Location. Location. Location.

2001 ANNUAL REPORT

TRANSCOMMUNITY
B A N K S H A R E S

TO OUR SHAREHOLDERS, CUSTOMERS AND FRIENDS:

On behalf of the Board of Directors and our staff, we are pleased to provide this Annual Report on SEC Form 10K for the year 2001, as well as SEC Form 10Q for the first quarter of 2002.

TransCommunity Bankshares came into being on August 15, 2001, when the shareholders of the Bank of Powhatan, N.A. voted to reorganize the Bank into a bank holding company structure. The Board of Directors of the Bank of Powhatan, N.A. recommended this action in order to achieve several important goals:

1. To grow our organization by creating new banks in nearby communities, rather than by branching.

2. To make each new bank successful by giving each one its own, independent management and board, and its own local decision-making authority.

3. To use the holding company structure to reduce costs through consolidation of "back room" operations and technology functions that do not touch the customer, and create new revenue-generating opportunities for the entire TransCommunity organization.

We feel strongly that our unique, multi-bank holding company structure is the best way to maximize shareholder value and strengthen the communities we serve.

In the intervening months, TransCommunity Bankshares has received preliminary approval from the Comptroller of the Currency and the FDIC to establish the **Bank of Goochland** and the **Bank of Louisa**. The Company is currently engaged in a non-underwritten offering of common stock to capitalize both of these new banks.

In the wake of the events of 9/11, raising the necessary capital has not been easy. Both management and your Board of Directors remain confident, however, that we are on the right path, that potential investors remain interested in our unique business model, and that the business opportunity presented by our chosen communities remains unsurpassed. We are confident that the necessary capital will be raised, and that we will open both the Bank of Goochland and the Bank of Louisa. Indeed, we believe TransCommunity Bankshares is well positioned to be a long-term player in the Virginia financial services marketplace.

In addition to the activities associated with forming the holding company, making application for two new bank charters and raising the necessary capital, we are pleased to report that, during 2001, our principal operating affiliate, **The Bank of Powhatan, N.A.**, under the direction of President Jimmy Keller, continued to exceed financial projections, and this outstanding performance continues into 2002. The Bank earned its first quarterly profit in March, 2002, the Bank's 8th quarter of operation, and only 12 months since moving into its permanent facilities, and we anticipate that the Bank of Powhatan will be profitable for the full year 2002. At mid-year, June 30, 2002, the Bank of Powhatan's assets had grown to over $37,000,000, while maintaining one of the highest Net Interest Margins in our marketplace. Growth and profitability are always a difficult combination to achieve, and Jimmy Keller and his team deserve our thanks.

In January, 2001, we also acquired **Main Street Mortgage and Investment Corporation**. The decision to acquire this mortgage banking firm, with offices in Richmond, Lynchburg and Roanoke, was our initial step in broadening the scope of the Company's product offerings, as well as our geographic footprint. Main Street Mortgage now has representatives on-site at the Bank of Powhatan and the Bank of Goochland (in organization), and a Main Street Mortgage representative will be on site at the Bank of Louisa in the near future. We believe that delivering a growing array of revenue-generating products and services, of which the mortgage banking business is simply the first, will serve our customers and communities well, and will add significant shareholder value in the months and years ahead.

2001 was an eventful year for TransCommunity Bankshares. During this process of creating a new company, we have been most appreciative of the support of our shareholders, customers, directors and staff. We await the challenges ahead with enthusiasm.

William C. Wiley

William C. Wiley
Chairman & Chief Executive Officer

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 10-KSB

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended December 31, 2001

TransCommunity Bankshares Incorporated
(Name of Small Business Issuer in its charter)

Virginia (State of other jurisdiction of incorporation or organization)	**54-2032355** (I.R.S. Employer Identification No.)
9025 Forest Hill Avenue **Richmond, VA** (Address of principal executive officers)	**23235** (Zip Code)

Issuer's telephone number **(804) 320-6000**

Securities registered pursuant to Section 12(b) of the Act:
None

Securities registered pursuant to Section 12(g) of the Act:

Common Stock - $0.01 Par

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes .X.. No ......

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. [ ]

Issuer's revenues for its most recent fiscal year were $2,372,332.

The aggregate market value of the voting stock owned by non-affiliates, based on the current subscription price of $10 per share was $8,450,000.

The number of shares outstanding of the registrant's common stock was 916,726 as of March 15, 2002.

DOCUMENTS INCORPORATED BY REFERENCE:
None

LOCATION OF EXHIBIT INDEX

The index of exhibits is contained in Part IV herein on page 41-42.

TRANSITIONAL SMALL BUSINESS DISCLOSURE FORMAT YES __ NO X

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

This report on Form 10-KSB contains certain forward-looking statements, including or related to our future results, including certain projections and business trends. Assumptions relating to forward-looking statements involve judgments with respect to, among other things, future economic, competitive and market conditions and future business and regulatory decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. When used in this report, the words "estimate," "project," "intend," "believe" and "expect" and similar expressions identify forward-looking statements. These and other statements, which are not historical facts, are based largely on management's current expectations and assumptions and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those contemplated by these forward-looking statements. Although we believe that the assumptions underlying these forward-looking statements are reasonable, any of the assumptions could prove inaccurate, and we may not realize the results contemplated by the forward-looking statement. In particular, the forward-looking information contained in this report regarding the formation of the Bank of Goochland and the Bank of Louisa, both of which are in organization, is wholly dependent on our ability to secure all required regulatory approvals and capitalization for the banks. To the extent we are unable to secure either regulatory approval or adequate capitalization for either or both banks, our future results and business plans would differ significantly from those anticipated in this report. In light of the significant uncertainties inherent in the forward-looking information included in this report, you should not regard the inclusion of this information as our representation that we will achieve any strategy, objectives or other plans. The forward-looking statements contained in this report speak only as of the date of this report, and we have no obligation to update or revise any of these forward-looking statements.

PART I

Item 1. Description of Business

General

TransCommunity is a bank holding company headquartered in Richmond, Virginia. In August, 2001, TransCommunity became the holding company for Bank of Powhatan, N.A., which opened for business in March, 2000. TransCommunity is in the process of raising capital through a non-underwritten public offering to capitalize two additional independent, stand-alone community banks in the central Virginia area: The Bank of Goochland, N.A. (in organization) and the Bank of Louisa, N.A. (in organization), both of which have received preliminary approval from the Comptroller of the Currency. Final regulatory approvals for these new banks will depend on TransCommunity's ability to raise the capital necessary to meet the organizing capital requirements of the Comptroller and the Federal Deposit Insurance Corporation. If the current offering is successful, TransCommunity will be a bank holding company with three national bank subsidiaries: the Bank of Powhatan, N.A., the Bank of Goochland, N.A. and the Bank of Louisa, N.A. TransCommunity will also seek to provide certain non-banking services and activities permissible under a holding company structure. Possible activities or services include brokerage services, insurance products and investment advisory services.

TransCommunity, through its subsidiary national banks, is pursuing and will continue to pursue a community banking strategy by offering a broad range of banking products to individuals, professionals and small to medium-sized businesses, with an emphasis on personalized service and local decision-making authority. TransCommunity will undertake to support this strategy by providing back office, product development, technology, financial and managerial support.

The expansion and growth strategy of the banks and the holding company includes attracting experienced local management teams, who will have significant decision-making authority at the local bank level, and local independent boards of directors consisting of individuals with strong community affiliations and extensive business backgrounds and business development potential in the identified markets. Each Bank management team will operate in a largely autonomous manner that provides responsive, personalized services. TransCommunity will provide credit policies and procedures as well as centralized back office functions to provide corporate, technological and marketing support to the Banks.

TransCommunity was formed in March 2001, principally in response to perceived opportunities resulting from the takeovers of several Virginia-based banks by regional bank holding companies. In the Powhatan, Goochland and Louisa market areas, the bank consolidations have been accompanied by the dissolution of local boards of directors and the relocation or termination of management and customer service professionals. TransCommunity believes that local industry consolidation has disrupted customer relationships as the larger regional financial institutions increasingly focus on larger corporate customers, standardized loan and deposit products and other services. Generally, these products and services are offered through less personalized delivery systems, which have created the demand for high quality, personalized services to small and medium-sized businesses and professionals. In addition, consolidation in the local market has created opportunities to attract experienced bankers. Bank acquisitions have dislocated experienced and talented management personnel due to the elimination of redundant functions and the drive to achieve cost savings. As a result of these factors, management believes that the Banks and TransCommunity have an opportunity to attract its targeted banking customers and experienced management personnel within these identified markets.

Strategy of TransCommunity

TransCommunity's business strategy is to successfully penetrate selected central Virginia markets by operating a locally-oriented organization of independently managed community banks. The major elements of this strategy include:

- Expand market share in the Powhatan County market through the Bank of Powhatan, N.A.;
- Target small and medium-sized business customers, professionals and individuals that demand the attention and service which a community-oriented bank is well suited to provide;
- Deliver a broad array of modern banking products and services using up-to-date technology, while retaining a decentralized operating strategy with local decision-making; and
- Maintain centralized support functions, including back office operations, credit policies and procedures, investment portfolio management, administration, and human resources and training to reduce operating costs and facilitate responsiveness to customers.

Management intends to gain market share by attracting customers through a superior level of prompt and personalized banking service. The goal of TransCommunity's management is to support customer-driven financial institutions that provide high value to customers by delivering customized, quality products and services. Management believes that such institutions will appeal to customers who prefer to conduct their banking business with a locally-managed financial institution that demonstrates both a genuine interest in their financial affairs and an ability to cater to their financial needs.

Decentralized Operating Strategy. The foundation of TransCommunity's strategy is to operate a multi-community bank organization emphasizing decision-making at the local bank level combined with strong corporate, technological, marketing, financial and managerial support. TransCommunity's operating model is for each bank to operate with local management and boards of directors consisting of individuals with extensive knowledge of the local community and the authority to make credit decisions. TransCommunity believes this operating strategy will enable the Banks to attract customers who wish to conduct their business with a locally owned and managed institution with strong ties and an active commitment to the community.

Corporate Support. TransCommunity will provide various services to the Banks, including technology, finance and accounting, human resources, credit administration, internal audit, compliance, loan review, marketing, retail administration, administrative support, policies and procedures, product development and item processing. By providing such services on a consolidated basis, TransCommunity expects not only to achieve monetary savings, compared to the costs if the Banks were individually responsible for such functions, but also expects to achieve a uniformity of operations and service. The Banks' principal focus will be to generate deposits and loans. This corporate support system will enable TransCommunity to achieve administrative economies of scale while capitalizing on the responsiveness to client needs of its decentralized community bank network.

Growth Strategy

Following the successful completion of the current offering, TransCommunity intends to focus on the development of the two new Banks and on the growth of the Bank of Powhatan, N.A. Each Bank's growth is expected to come from within such Bank's primary service area through loan and deposit business. TransCommunity will focus on acquiring market share by emphasizing local management and decision-making and through delivering personalized services to business customers and individuals. Specifically, TransCommunity's competitive strategy will consist of each Bank approving loan requests quickly with a local loan committee, operating with flexible, but prudent, lending policies, personalizing service by establishing a long-term banking relationship with the customer, and maintaining the requisite personnel to ensure a high level of service. While TransCommunity does not currently intend to actively search for expansion opportunities beyond its designated markets, TransCommunity may consider opportunities that arise from time to time, which could occur through applications to establish *de novo* banks in additional markets, or acquisitions of existing institutions or branches. TransCommunity has no specific acquisition plans at the current time other than the establishment of the two new Banks.

TransCommunity has selected qualified bankers to serve as presidents of the new banks, as well as additional individuals who will serve on the local board of directors. TransCommunity believes that a management team that is familiar with the needs of its community can provide higher quality personalized service to its customers. The local management team will have a significant amount of decision-making authority and will be accessible to its customers.

Each of the three Banks will have a local board of directors comprised of prominent members of the community, including business leaders and professionals. These directors not only will operate the Banks, but also will act as ambassadors of their respective Banks within the community and will be expected to promote the business development of each Bank. The directors and officers of Bank of Powhatan, N.A. and the organizing directors of the two new Banks are active in the civic, charitable and social organizations in the local communities. It is anticipated that members of the local management teams will hold leadership positions in a number of community organizations, and continue to volunteer for other positions in the future.

Market Areas of the Banks

The target markets include Powhatan County, Goochland County, and Louisa County. The organizers of the Bank of Powhatan, N.A. began their effort because of the rapid growth of Powhatan County and the relative small number of existing banks in the county. The prospect of the development of Route 288 around the outer circumference of the metropolitan Richmond area and other factors point to continued growth. The Bank of Powhatan, N.A. is well positioned to benefit from this future growth and, from a strategic perspective, similar conditions exist in Goochland and Louisa counties. TransCommunity, with independent banks in each of these three counties, will be well positioned geographically between the Richmond, Charlottesville, Roanoke, Lynchburg and Northern Virginia markets. Powhatan and Goochland will be even more closely connected with the opening of the western segments of Route 288 and Powhatan's close proximity to the West Creek commercial and industrial park development in Goochland County will be enhanced. In addition, Louisa provides TransCommunity with a strategic doorway into Northern Virginia as much of the growth in Louisa is derived from that area. Whether for further expansion by TransCommunity, or the possibility of being well positioned as an acquisition target, this geographic arch is vitally important to success. If this strategy were not to be adopted, other banks may soon move into the Goochland or Louisa markets and effectively block potential growth by TransCommunity.

Powhatan County

The Bank of Powhatan, N.A. was organized in response to the banking trends and the opportunity provided by a past decade of significant growth in Powhatan County and the projections of continued growth. In addition, the County had only two other banks, one large regional bank, Wachovia Bank, N.A., and one community bank, Central Virginia Bank.

The Bank serves a trade area consisting primarily of Powhatan County, Virginia. The town of Powhatan, which is the county seat of Powhatan County, is located approximately 20 miles west of the state capitol of Richmond. The county contains 272 square miles. The county's northern boundary is the James River, and its southern boundary is the Appomattox River. Chesterfield County, among the 25 fastest growing counties in Virginia in terms of population growth, lies to the east and Cumberland County, a more rural county, adjoins Powhatan County on its western boundary. The main office of the bank is located 2320 Anderson Highway, Powhatan, Virginia.

Goochland County

Goochland County is a growing rural county considered part of the Richmond Metropolitan Area. Its 289 square miles are located west of Richmond and Henrico County along the northern bank of the James River. It is bounded to the south by Powhatan County and to the north by Louisa and Hanover counties with Interstate 64 approximating the county line.

Goochland County has sustained consistent population and economic growth over the last decade and this trend is expected to continue or accelerate. The population of Goochland County in 1999 totaled approximately 17,500. This reflects a growth rate of 20.4% in the 1980's and 23.3% from 1990 to 1999, more than doubling the state growth rate for both decades. This rate is expected to continue. County population for the year 2010 is projected to be 22,003 (U.S Census). However, with the advent of public sewer the rate of growth could nearly double, pushing population estimates to 30,000 by the year 2015 (Goochland County Comprehensive Plan, 1997).

Two developments have come to symbolize the changing landscape of Goochland County. The first is development of the 3,500-acre West Creek Business Park. Although a time table for Motorola's semiconductor chip plant at West Creek is no longer certain, the sale of the undeveloped portions of the park in July 2000 for $31.5 million and Capital One's recently announced plans to relocate to and expand in West Creek have breathed new life into the project. Capital One's 300-acre campus at West Creek will have its first group of workers arriving in early 2002. The second related development is the planned extension of Route 288 from Chesterfield County to Route 6. This highway improvement, scheduled for completion in 2003, will further define the county as part of the Greater Richmond Metropolitan Area.

Total FDIC-insured bank deposits in the county were approximately $80,000,000 as of July 30, 1999. Commerce Bank of Virginia and Wachovia each have two locations in Goochland. Both of these banks have branches in Goochland Courthouse and Centerville. It is noted that the Route 288 extension will intersect with Interstate 64 several miles east of Centerville. The following chart shows the resident to bank location ratio for selected jurisdictions in the Richmond Metropolitan Area:

County	Location/resident ratio	Year
Goochland	1 to 4,375	2000
Louisa	1 to 5,020	1999
Chesterfield	1 to 3,408	1999
Henrico	1 to 3,115	1999
Hanover	1 to 2,560	1999
Richmond	1 to 2,277	1999

The addition of another bank location in Goochland County would create a bank office to residents ratio of 1 to 3,500.

Louisa County

Louisa County is located in the rolling Central Piedmont region near the heart of Virginia in the prosperous Richmond, Charlottesville, Fredericksburg triangle. The town of Louisa is the county seat. It is located 50 miles from Richmond, 95 miles from Washington, D.C., 35 miles from Charlottesville and 45 miles from Fredericksburg. Orange and Spotsylvania counties border Louisa County to the north, Hanover County to the east, Goochland County to the south and Fluvanna and Albemarle counties to the west.

Louisa County is 514 square miles in size. About 10 percent of the county is developed as urban, residential or industrial: 71 percent in natural and planted forest lands; 16 percent in crop, pasture and open land; and 3 percent in water bodies, the largest example being Lake Anna which lies in the northeastern section of the county.

The population of Louisa County in 2000 was approximately 25,527. This reflects an increase of 25.6 percent from the 1990 population of 20,325, compared to the 11.9 percent growth rate for the state of Virginia during the same decade. The county grew by 14 percent during the 1980's. Over the next five years, Claritas, Inc. forecasts the population growth rate for Louisa County will double that of Virginia as a whole, 9.7 percent to 4.3 percent, respectively. According to the United States Census Bureau, Louisa's population is projected to increase an additional 17.5 percent from the present level, to over 30,000 by the year 2010.

The county is a member of the Thomas Jefferson Partnership for Economic Development. This is a private-public nonprofit organization of representatives from the Private Sector Council with public participation from six jurisdictions that include the City of Charlottesville and the counties of Fluvanna, Greene, Louisa, Nelson and Orange, the University of Virginia, Piedmont Virginia Community College and the Thomas Jefferson Planning District Commission. The Partnership's mission is to bring together business, government and education to effectively promote new investment and job creation in the Greater Charlottesville region.

There are currently three banking institutions with a total of five branches in Louisa County: Bank of America (1 branch), Virginia Community Bank (2 branches) and Wachovia Bank (2 branches). Three branches are located in the town of Louisa and two are in the town of Mineral. Total FDIC-insured deposits in the county were $181,023,000 as of June 30, 1999.

Based on the 1999 population of 25,100, the addition of another bank location in Louisa County would create a resident to bank ratio of 4,183 to 1.

Bank of Powhatan, N.A.

Bank of Powhatan, N.A. was formed in June 1998, and initially raised subscriptions in excess of $7 million in capital with a final capitalization of $6.72 million. It received its national charter from the Comptroller of the Currency in March 2000. The Bank operated in a temporary facility on Route 60 until March 12, 2001, when it moved into a newly constructed facility. As of December 31, 2001, the Bank of Powhatan, N.A. had approximately $22 million in deposits and nearly $15 million in loans. Total assets of the Bank were approximately $29 million.

On January 1, 2001, a subsidiary of the Bank, MSM Acquisition Co., purchased essentially all of the assets (consisting of furniture and equipment and contract rights) of Main Street Mortgage and Investment Corporation. Main Street Mortgage has two offices, one in Richmond, Virginia, and one in Lynchburg, Virginia, with nine full time employees. During the year 2001, Main Street Mortgage originated mortgage loans of $60,000,000 and generated fees of $929,000.

Main Street Mortgage originates conforming first deed of trust residential loans for sale in the secondary market, as well as, second deed of trust loans, equity lines, and non-conforming residential and commercial real estate loans for sale to private investors.

For additional information concerning Bank of Powhatan, N.A., see item 6, "Management's Discussion and Analysis of Financial Condition and Results of Operation and Results of Operation."

The members of the Board of Directors of the Bank of Powhatan, N.A. are as follows:

John H. Anderson, Jr. Retired. Former Executive Vice President, Jefferson National Bank.

Margaret F. Ball. Retired. Former Secretary & Treasurer, O.W. Ball Lumber Company, Powhatan, VA.

Robert M. Duncan. President, P.L. Duncan & Sons, Inc., Columbia, VA.

James F. Keller. President & CEO, Bank of Powhatan N.A., Powhatan, VA.

William E. Maxey, Jr. Clerk of the Circuit Court, Powhatan County, VA.

Julian C. Metts, Jr. D.D.S. Orthodontist, Cumberland, VA; Board of Directors, TransCommunity Bankshares, Incorporated.

James L. Minter. Owner, J.L. Minter Electrical Contractor, Inc.; Owner, Swansboro Mechanical, Inc. Richmond, VA; Board of Directors, Bank of Powhatan, N.A.

Andrew W. Pryor. Owner, Hills-Dale Farm, Goochland, VA.

John C. Watkins. Virginia State Senator. President, Watkins Nurseries, Inc., Midlothian, VA; Board of Directors, TransCommunity Bankshares, Incorporated.

George W. Whitlow. Owner, Whitlow Chevrolet, Lexus of Richmond, Whitlow Travel Service, King Pin Lanes, and Fidelity Finance, Richmond, VA.

William C. Wiley. Chairman and Chief Executive Officer, TransCommunity Bankshares, Incorporated; Chairman, Bank of Powhatan, N.A.; Chairman, President, and Chief Executive Officer, DPO Holdings, Inc., Richmond, VA.

Delmar P. Wright. Deputy Chief Inspector, U.S. Postal Inspection Service, Richmond, VA.

Elwood F. Yates, Jr. Retired. Former Owner, Yates Ford, Inc., Powhatan, VA.

The Proposed Banks

The Comptroller of the Currency has granted preliminary approval for charter applications for the Bank of Goochland, N.A. (in organization) and the Bank of Louisa, N.A. (in organization). TransCommunity has selected chief executive officers and Boards of Directors for both banks and, subject to the successful completion of its present offering of common stock, intends to capitalize each of the banks with approximately $5 million of equity capital.

On February 28, 2002, TransCommunity entered into an agreement to purchase a two acre parcel located in the Town of Louisa as a site for the Bank of Louisa, N.A. for $200,000. TransCommunity is currently negotiating for the purchase of a two acre parcel located on U.S. Route 250 in the Centerville area of Goochland County as a site for the Bank of Goochland, N.A.

The organizing Boards of Directors for the new banks are as follows:

Bank of Goochland, N.A. (In Organization)

Thomas M. Crowder. Executive Vice President, Guilford Company, Richmond, VA; Board of Directors, TransCommunity Bankshares, Incorporated.

Neil P. Farmer. President, Farmer Properties, Inc., Richmond, VA.

Stan A. Fischer. President, Fischer Business Interiors, Inc., Goochland, VA; Board of Directors, TransCommunity Bankshares, Incorporated, Richmond, VA.

W. Daniel Holly, III. District Manager, Waste Management, Inc., Richmond, VA.

M. Andrew McLean. President & CEO, Bank of Goochland, N.A. (in organization).

Raymond A. Miller. President, Associated Insurance Systems Service, Inc., Richmond, VA.

Bruce B. Nolte. President & Chief Operating Officer, TransCommunity Bankshares, Incorporated, Richmond, VA.

Troy A. Peery. President, Peery Enterprises, Manakin-Sabot, VA.

Curry A. Roberts. President, PM Beef Holdings, LLC, Richmond, VA; Board of Directors, Southern States Cooperative, Inc.; Board of Directors, TransCommunity Bankshares, Incorporated.

John J. Sponski. Retired. Former Executive Vice President, Bank of America Corporation; Chairman, Bank of Goochland, N.A. (in organization). Locust Dale, VA.

William H. Talley, III. President, Bill Talley Ford, Inc., Richmond, VA.

Robin Traywick Williams. Chairman, Virginia Racing Commission, Richmond, VA.

Bank of Louisa, N.A. (In Organization)

Dean P. Agee. Retired. Former Clerk of the Circuit Court, Louisa County, VA; Board of Directors, TransCommunity Bankshares, Incorporated.

Ethan A. Call. President, E & A Call, Inc., Bumpass, VA; Member Board of Supervisors, Louisa County, VA.

Graven W. Craig. Esquire. Attorney-at-Law, Louisa, VA.

Richard W. Mayhew. President, Main Street Mortgage and Investment Corporation; Chief Financial Officer, Secretary and Treasurer, TransCommunity Bankshares, Incorporated, Richmond, VA.

David M. Purcell. President, J.S. Purcell Lumber Corporation, Louisa, VA.

John J. Purcell, Jr. Secretary & Treasurer, J.S. Purcell Lumber Corporation, Louisa, VA; former member, Board of Supervisors, Louisa County, VA; Board of Directors, TransCommunity Bankshares, Incorporated; Chairman, Bank of Louisa, N.A. (in organization);

Wallace L. Tingler. CPA. President & CEO, William A. Cooke, Inc., Louisa, VA; retired Partner, Tingler & Miller, LLP.

James R. Wheeling. President & CEO, Bank of Louisa, N.A. (in organization).

Elizabeth P. Wilson. Retired. Former Teacher, Louisa County, VA; Feature Writer, The Central Virginian, Louisa, VA.

H. Manning Woodward, III. Owner, Woodward Insurance Agency, Louisa, VA.

Each of the Banks will engage in the commercial banking business in their respective communities. TransCommunity believes that there is a demand for, and that the central Virginia communities described herein will support, new locally operated community banks. Although TransCommunity could obtain a banking presence in the identified markets by opening branch offices of Bank of Powhatan, N.A., management of TransCommunity believes that separate banks, each with its own local boards of directors and its own policies, tailored to the local market, is a preferable approach. Each Bank will provide personalized banking services, with emphasis on the financial needs and objectives of individuals, professionals and small to medium-sized businesses. Additionally, substantially all credit and related-decisions will be made by each Bank's local management and board of directors, thereby facilitating prompt response.

The principal business of each Bank will be to accept deposits from the public and to make loans and other investments. The principal sources of funds for each Bank's loans and investments are expected to be demand, time, savings and other deposits, repayment of loans, and borrowings. In addition, a portion of the net proceeds of the current offering, once contributed to the capital of each new Bank, will be used to fund loans. The principal source of income for each Bank is expected to be interest collected on loans and other investments. The principal expenses of each Bank are expected to be interest paid on savings and other deposits, employee compensation, office expenses, and other overhead expenses.

Customers

Management believes that the bank consolidation in recent years within Virginia provides a significant opportunity to build a successful, locally-oriented financial organization. Management of TransCommunity further believes that many of the larger financial institutions do not emphasize a high level of personalized service to the small and medium-sized commercial, professional or individual retail customers. TransCommunity intends to focus its marketing efforts on attracting small and medium-sized businesses and professionals, such as physicians, accountants and attorneys. Because TransCommunity intends to focus on businesses and professionals, management believes that the majority of its loan portfolio will be in the commercial area with an emphasis placed on originating sound, profitable, commercial and industrial loans secured by real estate, accounts receivable, inventory, property, plant and equipment.

Although TransCommunity expects to concentrate its lending to commercial businesses, management also anticipates that it will attract a significant amount of professional and consumer business. Management expects that many of its customers will be the principals of the small and medium-sized businesses for whom the Banks will provide banking services. Management intends to emphasize "relationship banking" in order that each customer will identify and establish a comfort level with bank officers who come to understand their customers' business and financial needs in depth. Management intends to develop its retail business with individuals who appreciate a higher level of personal service, contact with their lending officer and responsive decision-making. It is further expected that most of TransCommunity's business will be developed through the presidents and lending officers of the respective local banks as well as the local boards of directors and by pursuing an aggressive strategy of making calls on customers throughout the market area.

Products and Services

TransCommunity intends to offer through its subsidiary banks a broad array of banking products and services to its customers. Bank of Powhatan, N.A. currently provides, and the new Banks are expected to provide, products and services that are substantially similar to those set forth below.

<u>Loans</u>. Through the proposed Bank of Goochland, N.A. and the Bank of Louisa, N.A. and the existing Bank of Powhatan, N.A., TransCommunity intends to offer a wide range of short to long-term commercial and consumer loans. TransCommunity expects that its loan portfolio will be comprised of commercial loans, commercial mortgage loans, residential mortgage loans, consumer loans and credit card and other loans. At this time, the directors and management of TransCommunity have not formulated any specific targets for any loan category for the new Banks.

<u>Credit Policies</u>. With respect to each Bank's loan portfolio, TransCommunity will oversee credit operations while still granting local authority to each Bank. The Board of Directors of any Bank may make exceptions to these credit policies and procedures as appropriate, but any such exception must be documented and made for sound business reasons. TransCommunity's risk-decision process will be actively managed in a disciplined fashion to maintain an acceptable risk profile characterized by soundness, diversity, quality, prudence, balance and accountability. TransCommunity's credit process will consist of specific authorities granted to the presidents and lending officers of its subsidiary banks. Loans exceeding a particular lending officer's level of authority will be reviewed and considered for approval by the loan committee of theBank's Board of Directors. Under their respective credit policies, each Bank will generally limit the concentration of credit risk by that particular Bank in any loan or group of loans to a specified dollar amount. Such concentration limit pertains to any group of borrowers related as to the source of repayment or any one specific industry. Furthermore, each Bank will establish limits on the total amount of that Bank's outstanding loans to one borrower, which will be set below legal lending limits.

Commercial Loans. Each Bank expects to make commercial loans to qualified businesses in its market area. The Bank's commercial lending will consist primarily of commercial and industrial loans for the financing of accounts receivable, inventory, property, plant and equipment. Each Bank is also expected to offer Small Business Administration guaranteed loans ("SBA loans"). Commercial business loans generally have a higher degree of risk than residential mortgage loans, but have commensurately higher yields. Residential mortgage loans generally are made on the basis of the borrower's ability to make repayment from his employment and other income and are secured by real estate whose value tends to be easily ascertainable. In contrast, commercial business loans typically are made on the basis of the borrower's ability to make repayment from cash flow from its business and are secured by business assets, such as commercial real estate, accounts receivable, equipment and inventory. As a result, the availability of funds for the repayment of commercial business loans may be substantially dependent on the success of the business itself. Further, the collateral for commercial business loans may depreciate over time and cannot be appraised with as much precision as residential real estate. To manage these risks, it will be each Bank's policy is to secure commercial loans with both the assets of the borrowing business and other additional collateral and guarantees that may be available. In addition, each Bank will actively monitor certain measures of the borrower, including advance rate, cash flow, collateral value and other appropriate credit factors.

Commercial Mortgage Loans. TransCommunity expects the individual Banks to originate commercial mortgage loans. These loans are primarily secured by various types of commercial real estate, including office, retail, warehouse, industrial and other non-residential types of properties and are made to the owner and/or occupiers of such property. These loans are expected to have maturities generally ranging from 3 to 5 years. Commercial mortgage lending entails significant additional risk, compared with residential mortgage lending. Commercial mortgage loans typically involve larger loan balances concentrated with single borrowers or groups of related borrowers. Additionally, the payment experience on loans secured by income producing properties is typically dependent on the successful operation of a business or a real estate project and thus may be subject, to a greater extent, to adverse conditions in the real estate market or in the economy generally. Each Bank's commercial real estate loan underwriting criteria require an examination of debt service coverage ratios, the borrower's creditworthiness and prior credit history and reputation, and generally require personal guarantees or endorsements of borrowers. The location of the security property is also considered.

Residential Mortgage Loans. Through its subsidiary Banks, TransCommunity expects that its residential mortgage loans will consist of residential first and second mortgage loans, residential construction loans and home equity lines of credit and term loans secured by first and second mortgages on the residences of borrowers for home improvements, education and other personal expenditures. Management expects that the Banks and the mortgage company will make mortgage loans with a variety of terms, including fixed and floating or variable rates and a variety of maturities. Maturities for construction loans will generally range from 4-12 to months for residential property and from 6 to 18 months for non-residential and multi-family properties. Residential mortgage loans generally are made on the basis of the borrower's ability to make repayment from his employment and other income and are secured by real estate whose value tends to be easily ascertainable. These loans will be made consistent with the appraisal policies and real estate lending policies, which will detail maximum loan-to-value ratios and maturities. Loans for owner-occupied property will generally be made with a loan-to-value ratio of up to 80% for first liens and 85% for junior liens. Higher loan-to-value ratios may be allowed based on the borrower's unusually strong general liquidity, net worth and cash flow. Loan-to-value ratios for home equity lines of credit will generally not exceed 90%. If the loan-to-value ratio exceeds 80% for residential mortgage loans, the Banks will obtain appropriate credit enhancement in the form of either mortgage insurance or readily marketable collateral. Construction lending entails significant additional risks, compared with residential mortgage lending. Construction loans often involve larger loan balances concentrated with single borrowers or groups of related borrowers. Construction loans also involve additional risks attributable to the fact that loan funds are advanced upon the security of property under construction, which is of uncertain value prior to the completion of construction. Thus, it is more difficult to evaluate accurately the total loan funds required to complete a project and related loan-to-value ratios. To minimize the risks associated with construction lending, each Bank will limit loan-to-value ratios for residential property to 85% and for non-residential property and multi-family properties to 80%, in addition to its usual credit analysis of its borrowers. Management expects that the loan-to-value ratios described above will be sufficient to compensate for fluctuations in the real estate market to minimize the risk of loss.

Consumer Loans. Consumer loans of the Banks will consist primarily of installment loans to individuals for personal, family and household purposes. The specific types of consumer loans expected to be made by the Banks include home improvement loans, debt consolidation loans and general consumer lending. Consumer loans may entail greater risk than residential mortgage loans do, particularly in the case of consumer loans that are unsecured, such as lines of credit, or secured by rapidly depreciable assets such as automobiles. In such cases, any repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment of the outstanding loan balance as a result of the greater likelihood of damage, loss or depreciation. The remaining deficiency often does not warrant further substantial collection efforts against the borrower. In addition, consumer loan collections are dependent on the borrower's continuing financial stability, and thus are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy. Furthermore, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount which can be recovered on such loans. Such loans may also give rise to claims and defenses by a consumer loan borrower against an assignee of such loan such as the Bank, and a borrower may be able to assert against such assignee claims and defenses that it has against the seller of the underlying collateral. Each Bank's policy for consumer loans will be to accept moderate risk while minimizing losses, primarily through a careful analysis of the borrower. In evaluating consumer loans, the Banks will require its lending officers to review the borrower's level and stability of income, past credit history and the impact of these factors on the ability of the borrower to repay the loan in a timely manner. In addition, the Banks will require that their banking officers maintain an appropriate margin between the loan amount and collateral value. TransCommunity expects that many of its consumer loans will be made to the principals of the small and medium-sized businesses for whom the Banks provide banking services.

Credit Card and Other Loans. Each Bank also expects to issue credit cards to certain of its customers. In determining to whom it will issue credit cards, each Bank will evaluate the borrower's level and stability of income, past credit history and other factors. Finally, the Banks expect to make additional loans that may not be classified in one of the above categories.

Deposits. Management intends to offer a broad range of interest-bearing and noninterest-bearing deposit accounts, including commercial and retail checking accounts, money market accounts, individual retirement accounts, regular interest-bearing savings accounts and certificates of deposit with a range of maturity date options. Management anticipates that the primary sources of deposits will be small and medium-sized businesses and individuals within an identified market. In each identified market, senior management will have the authority to set rates within specified parameters in order to remain competitive with other financial institutions. All deposits will be insured by the FDIC up to the maximum amount permitted by law. Each Bank expects to implement a service charge fee schedule, which will be competitive with other financial institutions in a Bank's market area, covering such matters as maintenance fees on checking accounts, per item processing fees on checking accounts, returned check charges and other similar fees.

Specialized Consumer Services. The Banks intend to offer specialized products and services to its customers, such as lock boxes, travelers checks and safe deposit services.

Courier Services. TransCommunity or the individual Banks expects to offer courier services to its business customers. Courier services permit each Bank the opportunity to provide the convenience and personalized service its customers require by scheduling pick-ups of deposits.

Telephone and Internet Banking. TransCommunity believes that there is a strong demand within its market for telephone banking and internet banking. Both services allow customers to access detailed account information, execute transactions and pay bills electronically. Management believes that these services are particularly attractive for its customers, as it will enable them to conduct their banking business and monitor their bank accounts from remote locations. Management of TransCommunity believes that telephone and internet banking will assist the Banks in attracting and retaining customers and will also encourage its customers to maintain their total banking relationships with TransCommunity. During 2001, both of these services were implemented at the Bank of Powhatan, N.A., and management of TransCommunity intends that both telephone banking and internet banking services will be available to customers of the Bank of Goochland, N.A. and the Bank of Louisa, N.A. when those institutions open their doors.

Automatic Teller Machines ("ATMs"). TransCommunity plans to have an ATM at each office of each Bank. Management intends to make other financial institutions' ATMs available to its customers and to offer customers a certain number of free ATM transactions per month.

Other Products and Services. TransCommunity intends to evaluate other services such as trust services, brokerage and investment services, insurance, and other permissible activities. Management expects to introduce these services as they become economically viable.

Competition

Banks generally compete with other financial institutions through the selection of banking products and services offered, the pricing of services, the level of service provided, the convenience and availability of services, and the degree of expertise and the personal manner in which services are offered. Virginia law permits statewide branching by banks. Consequently, commercial banking in Virginia is highly competitive. Many large banking organizations, several of which are controlled by out-of-state holding companies, currently operate in the Richmond, Virginia metropolitan area, and at least one such organization operates offices in TransCommunity's targeted market areas. In addition, competition between commercial banks and thrift institutions (savings institutions and credit unions) has intensified significantly by the elimination of many previous distinctions between the various types of financial institutions and the expanded powers and increased activity of thrift institutions in areas of banking which previously had been the sole domain of commercial banks. Legislation enacted in recent years, together with other regulatory changes by the primary regulators of the various financial institutions, has resulted in the almost total elimination of practical distinctions between a commercial bank and a thrift institution. Consequently, competition among financial institutions of all types is largely unlimited with respect to legal ability and authority to provide most financial services. Furthermore, as a consequence of federal legislation, out-of-state banks not previously allowed to operate in Virginia are allowed to commence operations and compete in TransCommunity's targeted market areas. See "Government Supervision and Regulation--Interstate Banking and Branching."

Each of the Banks will face competition from other banks, as well as thrift institutions, consumer finance companies, insurance companies and other institutions in the Banks' respective market areas. Some of these competitors are not subject to the same degree of regulation and restriction imposed upon the Banks. Some of these competitors also have broader geographic markets and substantially greater resources and lending limits than the Banks and offer certain services such as trust banking that the Banks are not expected to provide in the near term. In addition, certain of these competitors have numerous branch offices located throughout the market area surrounding the market areas of the Banks that TransCommunity believes may provide these competitors with an advantage in geographic convenience that the Banks do not have at present. Such competitors may also be in a position to make more effective use of media advertising, support services, and electronic technology than can the Banks.

Government Supervision and Regulation

The following discussion sets forth some of the material elements of the regulatory framework applicable to bank holding companies and their subsidiaries and provides some specific information relevant to TransCommunity and the Banks. Other laws and regulations that govern various aspects of the operations of banks and bank holding companies are not described herein, although violations of such laws and regulations could result in supervisory enforcement action against TransCommunity or a Bank. The regulatory framework is intended primarily for the protection of depositors and the Federal Deposit Insurance Funds and not for the protection of security holders. To the extent that the following information describes statutory and regulatory provisions, it is qualified in its entirety by reference to the particular statutory and regulatory provisions. A change in applicable statutes, regulations or regulatory policy may have a material effect on TransCommunity and the Banks.

General

As a bank holding company, TransCommunity is subject to regulation under the Bank Holding Company Act of 1956 (as amended, the "BHCA") and its examination and reporting requirements. Under the BHCA, a bank holding company may not directly or indirectly acquire ownership or control of more than 5% of the voting shares or substantially all of the assets of any additional bank or merge or consolidate with another bank holding company without the prior approval of the Federal Reserve.

The earnings of TransCommunity's subsidiaries, and therefore TransCommunity's earnings, are affected by general economic conditions, management policies and legislative and governmental actions of various regulatory authorities, including the Federal Reserve, the OCC and the FDIC. In addition, federal law governs the activities in which the Banks may engage, the investments they may make and limits the aggregate amount of loans that may be granted to one borrower to 15% of a bank's capital and surplus. Various consumer and compliance laws and regulations also affect the Banks' operations.

The OCC will conduct regular examinations of the Banks, reviewing such matters as the adequacy of loan loss reserves, quality of loans and investments, management practices, compliance with laws, and other aspects of their operations. In addition to these regular examinations, the Banks must furnish the OCC with periodic reports containing a full and accurate statement of its affairs.

Payment of Dividends

TransCommunity is a legal entity separate and distinct from the Banks. Virtually all of the revenues of TransCommunity will result from dividends paid to TransCommunity by the Banks. TransCommunity's prior approval is required if the total of all dividends declared, including the proposed dividend, by a national bank in any calendar year will exceed the sum of that bank's net profits for that year and its retained net profits for the preceding two calendar years, less any required transfers to surplus.

Federal law also prohibits national banks from paying dividends that would be greater than the bank's undivided profits after deducting statutory bad debt in excess of the bank's allowance for loan losses. That means that each Bank must recover any start-up losses before it may pay a dividend to TransCommunity.

In addition, TransCommunity and its subsidiaries are subject to various general regulatory policies and requirements relating to the payment of dividends, including the requirements to maintain adequate capital above regulatory minimums. The appropriate federal regulatory authority is authorized to determine under certain circumstances relating to the financial condition of a bank or bank holding company that the payment of dividends would be unsafe or unsound practice and to prohibit payment thereof. The appropriate federal regulatory authorities have indicated that paying dividends that deplete a bank's capital base to an inadequate level would be an unsound and unsafe banking practice and that banking organizations should generally pay dividends only out of current operating earnings. In addition, TransCommunity is subject to state laws that limit the amount of dividends it can pay. TransCommunity expects that these laws, regulations or policies will materially impact the ability of the Banks and, therefore, TransCommunity to pay dividends in the early years of operations.

Borrowings

There are also various legal restrictions on the extent to which TransCommunity can borrow or otherwise obtain credit from its banking subsidiaries. In general, these restrictions require that any such extensions of credit must be secured by designated amounts of specified collateral and are limited, as to TransCommunity or non-bank subsidiaries, to 10% of the lending bank's capital stock and surplus, and as to TransCommunity and all non-bank subsidiaries in the aggregate, to 20% of such lending bank's capital stock and surplus.

Capital Adequacy

Under the risk-based capital requirements for bank holding companies, the minimum requirement for the ratio of capital to risk-weighed assets (including certain off-balance-sheet activities, such as standby letters of credit) is 8%. At least half of the total capital is to be composed of common stockholders' equity, retained earnings, a limited amount of qualifying perpetual preferred stock and minority interests in the equity accounts of consolidated subsidiaries, less goodwill and certain intangibles ("tier 1 capital" and together with tier 2 capital "total capital"). The remainder of total capital may consist of mandatory convertible debt securities and a limited amount of subordinated debt, qualifying preferred stock and loan loss allowance ("tier 2 capital").

In addition, the Federal Reserve Board has established minimum leverage capital ratio guidelines for bank holding companies. These requirements provide for a minimum leverage ratio of tier 1 capital to adjusted average quarterly assets less certain amounts ("leverage ratio") equal to 3% for bank holding companies that are rated a composite "1" and 4% for all other bank holding companies that meet certain criteria, including having the highest regulatory rating. All other bank holding companies will generally be required to maintain a leverage ratio of at least 4%. The guidelines also provide that bank holding companies experiencing significant growth or that have supervisory, financial, operation or managerial weakness, will be expected to maintain strong capital positions substantially above the minimum supervisory levels without significant reliance on intangible assets. The risk-based capital standards of the OCC and the Federal Reserve explicitly identify concentrations of credit risk and the risk arising from non-traditional activities, as well as an institution's ability to manage these risks, as important factors to be taken into account by the agency in assessing an institution's overall capital adequacy. The capital guidelines also provide that an institution's exposure to a decline in the economic value of its capital due to changes in interest rates be considered by the agency as a factor in evaluating a bank's capital adequacy. OCC and the Federal Reserve also have recently issued additional capital guidelines for bank holding companies that engage in certain trading activities. Furthermore, the guidelines indicate that the Federal Reserve will continue to consider a "tangible tier 1 leverage ratio" (deducting all intangibles) in evaluating proposals for expansion or new activity.

The Bank's actual and required capital amounts and ratios for the year ended December 31, 2001 are shown in Note 18 of the Notes to TransCommunity's Financial Statements included herein.

Support of Subsidiary Banks

The Federal Deposit Insurance Act, as amended ("FDIA"), among other things, imposes liability on an institution the deposits of which are insured by the FDIC, such as subsidiary banks, for certain potential obligations to the FDIC incurred in connection with other FDIC-insured institutions under common control with such institution.

Under the National Bank Act, if the capital stock of a national bank is impaired by losses or otherwise, the OCC is authorized to require payment of the deficiency by assessment upon the bank's stockholders, pro rata, and to the extent necessary, if any such assessment is not paid by any stockholder after three months notice, to sell the stock of such stockholder to make good the deficiency. Under Federal Reserve policy, TransCommunity is expected to act as a source of financial strength to each of TransCommunity's subsidiary banks and to commit resources to support each of those subsidiaries. This support may be required at times when, absent such Federal Reserve policy, TransCommunity may not find itself able to provide it.

Any capital loans by a bank holding company to any of its subsidiary banks are subordinate in right of payment to deposits and to certain other indebtedness of such subsidiary banks. In event of a bank holding company's bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank will be assumed by the bankruptcy trustee and entitled to a priority payment.

Prompt Corrective Action

The FDIA, among other things, requires the federal banking agencies to take "prompt corrective action" in respect of depository institutions that do not meet minimum capital requirements. FDIA establishes five capital tiers: "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized." A depository institution's capital tier will depend upon where its capital levels compare to various relevant facts, as established by regulation.

Federal regulatory authorities have adopted regulations establishing relevant capital measures and relevant capital levels applicable to FDIC-insured banks. The relevant capital measures are the total capital ratio, the tier 1 capital ratio and the leverage ratio. Under the regulations, an FDIC-insured bank will be: (i) "well capitalized" if it has a total capital ratio of 10% or greater, a tier 1 capital ratio of 6% or greater and a leverage ratio of 5% or greater and is not subject to any order or written directive by any such regulatory authority to meet and maintain a specific capital level for any capital measure; (ii) "adequately capitalized" if it has a total ratio of 8% or greater, a tier 1 capital ratio of 4% or greater and a leverage ratio of 4% or greater (3% in certain circumstances) and is not "well capitalized"; (iii) "undercapitalized" if it has a total capital ratio of less than 8%, a tier 1 capital ratio of less than 4% or a leverage ratio of less than 4% (3% in certain circumstances); (iv) "significantly undercapitalized" if it has a total capital ratio of less than 6%, a tier 1 capital ratio of less than 3% or a leverage ratio of less than 3%; and (v) "critically undercapitalized" if its tangible equity is equal to or less than 2% of average quarterly tangible assets. An institution may be downgraded to, or deemed to be in, a capital category that is lower than indicated by its capital ratios if it is determined to be in an unsafe or unsound condition or if it receives an unsatisfactory examination rating with respect to certain matters. As of June 30, 2001, the Bank of Powhatan, N.A., TransCommunity's deposit-taking subsidiary bank, had capital levels that qualify it as being "well capitalized" under those regulations.

The FDIC generally prohibits an FDIC-insured depository institution from making any capital distribution (including payment of a dividend) or paying any management fee to its holding company if the depository institution would thereafter be "undercapitalized." "Undercapitalized" depository institutions are subject to growth limitations and are required to submit a capital restoration plan. The federal banking agencies may not accept a capital plan without determining, among other things, that the plan is based on realistic assumptions and is likely to succeed in restoring the depository institution's capital. In addition, for a capital restoration plan to be acceptable, the depository institution's parent holding company must guarantee that the institution will comply with such capital restoration plan. The aggregate liability of the parent holding company is limited to the lesser of (i) an amount equal to 5% of the depository institution's total assets at the time it became "undercapitalized", and (ii) the amount which is necessary (or would have been necessary) to bring the institution into compliance with all capital standards applicable with respect to such institution as of the time it fails to comply with the plan. If a depository institution fails to submit an acceptable plan, it is treated as if it is "significantly undercapitalized".

"Significantly undercapitalized" depository institutions may be subject to number of requirements and restrictions, including orders to sell sufficient voting stock to become "adequately capitalized", requirements to reduce total assets and cessation of receipt of deposits from correspondent banks. "Critically undercapitalized" institutions are subject to the appointment of a receiver or conservator. A bank that is not "well capitalized" is subject to certain limitations relating to so-called "brokered" deposits.

In addition to requiring undercapitalized institutions to submit a capital restoration plan, federal banking regulations contain broad restrictions on certain activities of undercapitalized institutions including asset growth, acquisitions, branch establishment and expansion into new lines of business. With certain exceptions, an insured depository institution is prohibited from making capital distributions, including dividends, and is prohibited from paying management fees to control persons if the institution would be undercapitalized after any such distribution or payment.

As an institution's capital decreases, the FDIC's enforcement powers become more extensive. A significantly undercapitalized institution is subject to mandated capital raising activities, restrictions on interest rates paid and transactions with affiliates, removal of management, and other restrictions. The FDIC has only very limited discretion in dealing with a critically undercapitalized institution and is virtually required to appoint a receiver or conservator.

Banks with risk-based capital and leverage ratios below the required minimums may also be subject to certain administrative actions, including the termination of deposit insurance upon notice and hearing, or a temporary suspension of insurance without a hearing in the event the institution has not tangible capital.

FDIC Insurance Assessments

The deposits of Bank of Powhatan, N.A. are insured by the FDIC up to the limits set forth under applicable law. The deposits of Bank of Powhatan, N.A. are subject to the deposit insurance assessments of the Bank Insurance Fund ("BIF") of the FDIC. The new banks will be subject to the same assessments. The FDIC adopted a risk-based assessment system for insured depository institutions that takes into account the risks attributable to different categories and concentrations of assets and liabilities. The system assigns an institution to one of three capital categories: (1) well capitalized; (2) adequately capitalized; and (3) undercapitalized. These three categories are substantially similar to the prompt corrective action categories described above, with the "undercapitalized" category including institutions that are undercapitalized, significantly undercapitalized, and critically undercapitalized for prompt corrective action purposes. Depository institutions insured by the BIF that are "well capitalized", are required to pay only the statutory minimum assessment of $2,000 annually for deposit insurance, while all other banks are required to pay premiums ranging from .00% to .27% of domestic deposits. These rate schedules are subject to future adjustments by the FDIC.

An institution is also assigned by the FDIC to one of three supervisory subgroups within each capital group. The supervisory subgroup to which an institution is assigned is based on a supervisory evaluation provided to the FDIC by the institution's primary federal regulator and information which the FDIC determines to be relevant to the institution's financial condition and the risk posed to the deposit insurance funds (which may include, if applicable, information provided by the institution's state supervisor). An institution's insurance assessment rate is then determined based on the capital category and supervisory category to which it is assigned. Under the risk-based assessment system, there are nine assessment risk classifications (i.e., combinations of capital groups and supervisory subgroups) to which different assessment rates are applied.

FDICIA requires a system of risk-based assessments under which banks that pose a greater risk of loss to the FDIC will be required to pay a higher insurance assessment. The FDIC is authorized to prohibit any BIF-insured institution from engaging in any activity that the FDIC determines by regulation or order to pose a serious threat to the respective insurance fund. Also, the FDIC may initiate enforcement actions against banks, after first giving the institution's primary regulatory authority an opportunity to take such action. The FDIC may terminate the deposit insurance of any depository institution if it determines, after a hearing, that the institution has engaged or is engaging in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, order or any condition imposed in writing by the FDIC. The FDIC also may suspend deposit insurance temporarily during the hearing process for the permanent termination of insurance, if the institution has no tangible capital. If deposit insurance is terminated, the deposits at the institution at the time of termination, less subsequent withdrawals, shall continue to be insured for a period from six months to two years, as determined by the FDIC. Management is aware of no existing circumstances that could result in termination of Bank of Powhatan, N.A.'s deposit insurance.

Depositor Preference Statute

Under federal law, deposits and certain federal claims for administrative expenses and employee compensation against an insured depository institution would be afforded a priority over other general unsecured claims against such an institution, including federal funds and letters of credit, in the "liquidation or other resolution" of such an institution by any receiver.

Interstate Banking and Branching Legislation

The Reigle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "IBBEA"), authorized interstate acquisitions of banks and bank holding companies without geographic limitation beginning one year after enactment. In addition, it authorized, beginning June 1, 1997, a bank to merge with a bank in another state as long as neither of the states opted out of interstate branching between the date of enactment of the IBBEA and May 31, 1997. Once a bank has established branches in a state through an interstate merger transaction, the bank may establish and acquire additional branches at any location in the state where a bank headquartered in that state could have established or acquired branches under applicable Federal or state law. Virginia enacted early "opt in" laws, permitting interstate bank merger transactions.

Financial Modernization Act of 1999

The Gramm-Leach-Bliley Financial Modernization Act of 1999 ("GLBA") was enacted on November 12, 1999, and became effective March 11, 2000. The GLBA enables bank holding companies to acquire insurance companies and securities firms and effectively repeals depression-era laws that prohibited the affiliation of banks and other financial services entities under a single holding company.

Bank holding companies and other types of financial services entities may elect to become financial holding companies under the new law. Financial holding companies are permitted to engage in activities considered financial in nature, as defined in GLBA, and may engage in a substantially broader range of activities than bank holding companies or banks. The GLBA enables financial holding companies to offer virtually any type of financial service, or services incident to financial services, including banking, securities underwriting, insurance underwriting and making merchant banking investments in commercial and financial companies. The new financial services authorized by the GLBA also may be engaged in by a "financial subsidiary" of a national or state bank, with the exception of insurance or annuity underwriting, insurance company portfolio investments, real estate investment and development, and merchant banking, all of which must be conducted under the financial holding company. In addition, the GLBA allows insurers and other financial services companies to acquire banks; removes various restrictions that applied to bank holding company ownership of securities firms and mutual fund advisory companies; and establishes the overall regulatory structure applicable to bank holding companies that also engage in insurance an securities operations.

To become a financial holding company, a bank holding company must provide notice to the Federal Reserve Board of its desire to become a financial holding company, and certify to the Federal Reserve Board that each of its bank subsidiaries is "well-capitalized," "well-managed" and has at least a "satisfactory" rating under the CRA.

The GLBA establishes a system of functional regulation, under which the Federal Reserve Board will regulate the banking activities of financial holding companies and other federal regulators will regulate banks' financial subsidiaries. The Securities and Exchange Commission (the "Commission") will regulate securities activities of financial holding companies and state insurance regulators will regulate their business activities. The GLBA also provides new protections against the transfer and use by financial institutions of consumers' non-public, personal information.

The GLBA also modifies other current financial laws, including laws related to financial privacy and community reinvestment. The new financial privacy provisions generally prohibit financial institutions, including TransCommunity, from disclosing nonpublic personal financial information to nonaffiliated third persons unless customers have the opportunity to "opt out" of the disclosure.

Enforcement Powers

The federal banking agencies have broad enforcement powers, including the power to terminate deposit insurance, impose substantial fines and other civil and criminal penalties and appoint a conservator or receiver. Failure to comply with applicable laws, regulations and supervisory agreements could subject TransCommunity or the Banks, as well as officers, directors and other institution-affiliated parties of these organizations, to administrative sanctions and substantial civil money penalties. The appropriate federal banking agency may appoint the FDIC as conservator or receiver for a banking institution (or the FDIC may appoint itself, under certain circumstances) if any one or more of a number of circumstances exist, including, without limitation, the fact that the banking institution is undercapitalized and has no reasonable prospect of becoming adequately capitalized; fails to become adequately capitalized when required to do so; fails to submit a timely and acceptable capital restoration plan; or materially fails to implement an accepted capital restoration plan.

Community Reinvestment

The requirements of the Community Reinvestment Act ("CRA") are applicable to the Banks. The CRA imposes on financial institutions an affirmative and ongoing obligation to meet the credit needs of their local communities, including low and moderate income neighborhoods, consistent with the safe and sound operation of those institutions. A financial institution's efforts in meeting community credit needs currently are evaluated as part of the examination process pursuant to twelve assessment factors. These factors also are considered when considering applications to establish branches, merger applications and applications to acquire the assets and assume the liabilities of another bank.

The Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA") requires federal banking agencies to make public a rating of a bank's performance under the CRA. In the case of a bank holding company, the CRA performance record of the banks involved in the transaction are reviewed by federal banking agencies in connection with the filing of an application to acquire ownership or control of shares or assets of a bank or thrift or to merge with any other bank holding company. An unsatisfactory record can substantially delay or block the transaction.

Consumer Laws and Regulations

In addition to the laws and regulations discussed herein, the Banks are also subject to certain consumer laws and regulations that are designed to protect consumers in transactions with banks. While the list set forth herein is not exhaustive, these laws and regulations include the Truth in Lending Act, the Truth in Savings Act, the Electronic Funds Transfer Act, the Expedited Funds Availability Act, the Equal Credit Opportunity Act, the Fair Housing Act and the GLBA, among others. These laws and regulations mandate certain disclosure requirements and regulate the manner in which financial institutions must deal with customers when taking deposits, making loans to or engaging in other types of transactions with such customers.

Other Safety and Soundness Regulations

There are a number of obligations and restrictions imposed on bank holding companies and their depository institution subsidiaries by Federal law and regulatory policy that are designed to reduce potential loss exposure to the depositors of such depository institutions and to the FDIC insurance funds in the event the depository institution becomes in danger of default or is in default. For example, the "cross-guarantee" provisions of federal law require insured depository institutions under common control to reimburse the FDIC for any loss suffered or reasonably anticipated by the BIF as a result of the default of a commonly controlled insured depository institution or for any assistance provided by the FDIC to a commonly controlled insured depository institution in danger of default. The FDIC may decline to enforce the cross-guarantee provision if it determines that a waiver is in the best interests of the BIF. The FDIC's claim for reimbursement is superior to claims of shareholders of the insured depository institution or its holding company but is subordinate to claims of depositors, secured creditors and holders of subordinated debt (other than affiliates) of the commonly controlled insured depository institution.

Federal regulatory authorities also have broad enforcement powers over TransCommunity and the Banks, including the power to impose fines and other civil and criminal penalties, and to appoint a receiver in order to conserve the assets of any such institution for the benefit of depositors and other creditors.

Economic and Monetary Polices

The operations of TransCommunity are affected not only by general economic conditions, but also by the economic and monetary policies of various regulatory authorities. In particular, the Federal Reserve regulates money, credit and interest rates in order to influence general economic conditions. These policies have a significant influence on overall growth and distribution of loans, investments and deposits and affect interest rates charged on loans or paid for time and savings deposits. Federal Reserve monetary policies have had a significant effect on the operating results of commercial banks in the past and are expected to continue to do so in the future.

Employees

At December 31, 2001, TransCommunity had thirty-seven full-time equivalent employees, including fourteen at the Bank of Powhatan, N.A., nineteen at Main Street and four at TransCommunity. At December 31, 2000, the Bank had seven full-time equivalent employees.

Item 2 Description of Property

TransCommunity's headquarters are located in approximately 2800 square feet of leased space at 9025 Forest Hill Avenue, Richmond, Virginia.

The Bank of Powhatan, N.A. is located at 2320 Anderson Highway, Powhatan, Virginia. The Bank's building, which is of new construction, is a two-story brick structure, containing approximately 6,000 square feet. It has four teller stations, three drive-through windows and a drive-up ATM and night depository.

On February 28, 2002, TransCommunity entered into an agreement to purchase approximately two acres located at 217 Main Street in the Town of Louisa as a site for the Bank of Louisa, N.A. (in organization) for a price of $200,000. TransCommunity is also in negotiations to purchase approximately two (2) acres on U.S. Route 250, approximately 1/10th mile west of the intersection with State Route 621 as a site for the Bank of Goochland, N.A. (in organization).

Item 3 Legal Proceedings

In the ordinary course of operations, TransCommunity and the Banks expect to be parties to various legal proceedings. At present, there are no pending or threatened proceedings against TransCommunity or any of the Banks which, if determined adversely, would have a material effect on the business, results of operations, or financial position of TransCommunity or any of the Banks. Litigation brought against the Bank of Powhatan for breach of contract, as previously reported in TransCommunity's Form 10-QSB for the quarter ended September 30, 2001, was settled during the fourth quarter of 2001.

Item 4 Submission of Matters to a Vote of Security Holders

During the quarter ended December 31, 2001, no matters were submitted for a vote of security holders.

PART II

Item 5 Market for Common Equity and Related Stockholders Matters

(a) At present there is no public trading market for TransCommunity's common stock. TransCommunity'stransfer agent is Registrar and Transfer Company, 10 Commerce Drive, Cranford, New Jersey 07016-3572.

(b) On March 15, 2002, TransCommunity had approximately 1,840 shareholders.

(c) Dividends

TransCommunity has not declared or distributed any cash dividends to its shareholders and it is not likely that any cash dividends will be declared for several years. The Board of Directors of TransCommunity intends to follow a policy of retaining any earnings to provide funds to operate and expand the business of TransCommunity and the Bank of Powhatan, N.A., the Bank of Goochland and the Bank of Louisa, N.A.for the foreseeable future. The future dividend policy of TransCommunity is subject to the discretion of the Board of Directors and will depend upon a number of factors, including future earnings, financial condition, cash requirements, and general business conditions. TransCommunity's ability to distribute cash dividends will depend entirely upon the Banks' abilities to pay dividends to TransCommunity. As national banks, the Banks will be subject to legal limitations on the amount of dividends each is permitted to pay. Futhermore, neither the Banks nor TransCommunity may declare or pay a cash dividend on any of their capital stock if they are insolvent or if the payment of the dividend would render them insolvent or unable to pay their obligations as they become due in the ordinary course of business. See "Government Supervision and Regulation—Payment of Dividends."

(d) During a portion of 2000 and 2001, TransCommunity sold subscriptions for the purchase of shares of common stock to the organizing directors of TransCommunity and the organizing directors of Bank of Goochland and Bank of Louisa. All subscriptions were for the purchase of shares of common stock at $10 per share. No underwriter was involved in this subscription offering. The organizing directors subscribed for an aggregate of 102,650 shares of common stock and paid aggregate subscription proceeds of $1,026,500. TransCommunity made this subscription offering only to residents of Virginia who were accredited investors and in making this subscription offering relied upon the exemptions from registration in sections 3(a)(11) and 4(2) of the Securities Act of 1933.

Item 6 Management's Discussion and Analysis of Financial Condition and Results of Operations

TransCommunity Bankshares, Incorporated

TransCommunity Bankshares, Incorporated ("TransCommunity") was organized and incorporated under the laws of the Commonwealth of Virginia on March 16, 2001, and received approval from the Board of Governors of the Federal Reserve System to become a bank holding company effective August 15, 2001. Also, effective August 15, 2001, 670,936 shares of common stock of TransCommunity were issued in exchange for all the common stock of the Bank of Powhatan, N.A. ("Bank"). As a result of the transaction, TransCommunity is the successor to the Bank of Powhatan, N.A., and all transactions prior to March 16, 2001, included in the financial statements, reflect transactions of the Bank of Powhatan, N.A. In addition, TransCommunity has filed applications with, and received preliminary approval from, the Comptroller of the Currency to establish two new independent community banks in the central Virginia area: the Bank of Goochland, N.A. and the Bank of Louisa, N.A.

TransCommunity is currently engaged in a non-underwritten public offering of 1,500,000 shares of its common stock at a purchase price of $10 per share. TransCommunity intends to use the proceeds of the offering to capitalize the two proposed Banks, and for general corporate purposes. As of March 18, TransCommunity had raised $1,431,400 in the offering through the sale of 143,140 shares.

Certain critical accounting policies affect the more significant judgments and estimates used in the preparation of the consolidated financial statements. Our single most critical accounting policy relates to our reserve for loan losses, which reflects the estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our borrowers were to deteriorate, resulting in an impairment of their ability to make payments, our estimates would be updated, and additional reserves may be required. For further discussion of the estimates used in determining the allowance for loan losses, we refer you to the discussion on "Provision for Loan Losses" below.

The Bank of Powhatan, N.A. and Main Street Mortgage and Investment Corporation

The Bank of Powhatan, N.A. was organized as a national bank in 1999 and commenced its general banking operation on March 20, 2000, providing services to businesses and individuals. On January 1, 2001, the Bank acquired Main Street Mortgage and Investment Corporation ("Main Streeet") as a wholly owned subsidiary.

Through December 31, 2001 the Bank of Powhatan, N.A. has been able to attract deposits of $21,586,171 and loans of $15,396,755. Based on current acceptance by the community and the growth to date, management believes that the prospects for the Bank are excellent.

The Bank of Powhatan's and Main Street's loss as a percentage of average assets and capital is as follows:

	Year Ended December 31, 2001	2000
Net Loss/Average Assets	(2.61)%	(.70)%
Net Loss/Average Capital	(8.88)%	(.79)%

Consolidated

For the year ended December 31, 2001, TransCommunity had a net loss of $1,398,474 of which $847,512 represented organizational and start up expenses of TransCommunity, and $550,962 represented operating losses of the Bank of Powhatan, N.A. and Main Street. Schedule I presents selected consolidated financial data for TransCommunity for 2001 and for Bank of Powhatan, N.A. for 2000.

Net Interest Margin

The Bank of Powhatan's net interest margin was 4.33% for the year 2001, compared with 6.01% for the year 2000. Since the Bank opened for business on March 20, 2000, the prior year net interest margin is not indicative of the net interest margin for a mature bank. During 2000, the Bank had large amounts of interest free capital that were invested in fed funds and short term bonds which have lower yield than loans. As the amount of interest bearing deposits increases in relationship to interest free capital, the net interest margin decreases. The net interest margin for 2001, compares favorably with other community banks, however, management anticipates it will continue to offer favorable rates on loans and deposits to attract new customers.

The Bank of Powhatan's net interest margin analysis and average balance sheets are shown in Schedule II and the effect of rate-volume change on net interest income is shown in Schedule III.

Provision for Loan Losses

The Bank of Powhatan's provision for loan losses for 2001 was $197,000, resulting in an allowance for loan losses at December 31, 2001, of $235,000 (1.53% of total loans). The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans, industry historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. The Bank's methodology considers both disbursed loans and commitments to extend credit. An adequate allowance is calculated using risk factors depending on the type of borrower and whether the loan is secured or unsecured. Commercial loans secured by real estate and secured consumer loans are assigned a risk factor of 1%. Other commercial loans and unsecured consumer loans are assigned a risk factor of 2%. As the Bank matures, the factors will be adjusted to reflect actual experience. In addition, an allowance would be established for problem loans individually or by grouping. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. Management has not identified any potential problem loans as of December 31, 2001.

Noninterest Income

Noninterest income increased from $10,465 for 2000 to $994,810 for 2001. The increase is due to commissions and other income received by Main Street of $929,219 and fees received by the Bank Powhatan of $52,126. During 2001, Main Street originated loans of approximately $60 million. Noninterest income as a percentage (annualized) of average assets for 2001 was 4.72%

Noninterest Expense

Noninterest expense increased from $561,315 for 2000 to $2,970,531 for 2001. Of the total noninterest expense, expenses of $981,943 were incurred by Main Street and $847,512 were incurred by TransCommunity. The expenses of Main Street are mostly salaries and commissions related to origination fees on mortgage loans. The expenses of TransCommunity relate mainly to organizational and start up cost of the holding company and two proposed new banks. Because the Bank opened for business on March 20, 2000, the noninterest expenses for 2000, were significantly less than the full year 2001. The increase was due to additional staffing, the general growth in operations and the acquisition of Main Street. Noninterest expense, of the Bank and Main Street, as a percentage of average assets for 2001, was 10.08%.

Income Taxes

No income tax benefit has been recorded since, at this time, there is insufficient evidence to conclude that the Bank will produce taxable income in the future which can be offset by loss carryforwards from the current period.

Investment Portfolio

Total investment securities of the Bank of Powhatan, N.A. increased from $6,363,000 at December 31, 2000 to $9,192,000 at December 31, 2001. The Bank invests in low risk U. S. Agency Securities in order to maintain a high level of earning assets, provide liquidity, and to secure public deposits. Management strives to match the maturities of investments to meet projected liquidity needs, manage interest rate sensitivity and maximize earnings. Schedules showing the book value, maturities and weighted average interest rates of the investment portfolio are shown in Note 4 to the financial statements.

Loans

Total loans have increased $12,401,760 during 2001 to $15,396,755 at December 31, 2001.

Loans by type are shown in the following schedule:

	(In Thousands) December 31,	
Type	2001	2000
Commercial, financial, and agricultural	$ 8,446	$ 812
Real estate -construction	1,207	156
Real estate -mortgage	2,865	685
Installment loans to individuals	2,879	1,342
Total loans	$ 15,397	$ 2,995

Concentration of Credit Risk

The Bank of Powhatan, N.A. has a concentration in the logging and lumber industry. Loans to this industry amount to approximately 9% of the total loan portfolio.

Nonaccrual, Past Due and Restructured Loans

At December 31, 2001, the Bank of Powhatan, N.A. did not have any loans classified as non-accrual, past due more than ninety days or restructured. Loans are placed in a nonaccrual status when, in the opinion of management, the accrued interest income will not be collected.

Allocation for the Allowance for Loan Losses

Balance at end of period applicable to	Amount	Percent of loans in each category to total loans
Commercial, financial and agricultural	$ 147,105	55%
Real estate - construction	14,430	7%
Real estate - Mortgage	37,011	19%
Installment loans to individuals	36,454	19%
	$ 235,000	100%

Bank Premises and Equipment

Total Bank Premises and Equipment increased from $970,575 at December 31, 2000 to $2,102,207 at December 31, 2001. The Bank of Powhatan, N.A. completed construction of its permanent building in March of 2001 and operations were moved from the modular building to the new building. A schedule of Bank Premises and Equipment is shown in Note 7 to the financial statements. The construction in progress at December 31, 2001 included architectural and engineering costs of $48,848 relating to the proposed new Banks.

Deposits

The Bank of Powthatan's deposits increased $16,609,763 during 2001 to $21,586,171 at December 31, 2001. A schedule of deposits by type is shown in the statements of condition. Time deposits of $100,000 or more equaled 27% of total time deposits at December 31, 2001.

Capital

TransCommunity's capital as a percentage of total assets was 23% at December 31, 2001, and 56% at December 31, 2000, which significantly exceeded regulatory requirements at both dates.

Liquidity and Interest Sensitivity

At December 31, 2001, TransCommunity had liquid assets of approximately $4 million in the form of cash, federal funds sold and short term investments. Management believes that the liquid assets are adequate at December 31, 2001. Additional liquidity will be provided by the growth in deposit accounts and loan repayments. The Bank of Powhatan, N.A. also has the ability to purchase federal funds and borrow from the Federal Reserve Bank, if necessary. Management is not aware of any trends, events or uncertainties that are reasonably likely to have a material impact on the Bank's short term or long term liquidity. Capital expenditures in the near future will be purchased using liquid assets.

At December 31, 2001, TransCommunity had a negative cumulative Gap Rate Sensitivity Ratio of 14.26% for the one year repricing period. This generally indicates that earnings would improve in a declining interest rate environment as liabilities reprice more quickly than assets. Conversely, earnings would probably decrease in periods during which interest rates are increasing. Management constantly monitors the interest rate risk and believes that the current position is an acceptable risk for a growing community bank.

Schedule IV contains an analysis, which shows the repricing opportunities of earning assets and interest bearing liabilities.

There are no off-balance-sheet items that should impair future liquidity.

Employees

At December 31, 2001, TransCommunity had thirty-seven full-time equivalent employees, including fourteen at the Bank of Powhatan, N.A., nineteen at Main Street and four at TransCommunity. The number of new employees hired during 2002 will depend on the continued growth in operations of the Bank of Powhatan, N.A. and the successful opening of the two proposed banks. At December 31, 2000, the Bank had seven full-time equivalent employees.

Parent Company Only

From inception on March 16, 2001 through December 31, 2001, TransCommunity incurred operating expenses of $847,512. A list of those expenses by type is shown in the Statement of Income for TransCommunity included in Note 24 to the financial statements. Those expenses related to a number of undertakings, which were completed by or coordinated by TransCommunity using various consultants. Initial efforts were directed towards organizing the bank holding company, and obtaining approval from the various regulatory agencies for, and implementing the holding company reorganization with, the Bank of Powhatan. Efforts were then focused on organizing the two proposed national banks, and obtaining regulatory approvals for the banks. Actions relating to the approval process for the two new national banks included extended application processes with the Comptroller of the Currency and related organizational activities, including negotiating site purchases, preparing building plans, recruiting senior management and developing policies. In addition to the operating expenses, the following expenses were deducted from the proceeds of the stock subscriptions reported in the Consolidated Statement of Stockholders' Equity: expenses of $110,165 which were incurred by the organizers prior to incorporation and expenses of $217,189 which were allocated to the cost of the non-underwritten public offering.

SCHEDULE I

TRANSCOMMUNITY BANKSHARES, INCORPORATED
SELECTED FINANCIAL DATA

The following table provides consolidated data for TransCommunity for the year 2001 and data for the Bank of Powhatan, N.A. for the year 2000.

Income Statement Data:	2001	2000
	(In thousands, except ratios and per share amounts)	
Net interest income	$ 774	$ 441
Provision for loan losses	197	(38)
Other income	995	10
Other expenses	2,971	(561)
Income tax expense	0	0
Net loss	(1,398)	(147)
Per Share Data:		
Net loss	(2.06)	(.22)
Cash dividends	N/A	N/A
Book value	8.44	9.57
Average shares outstanding	679,784	670,543
Balance Sheet Data:		
Assets	28,600	11,562
Loans, net of unearned income and allowance for loan losses	15,162	2,957
Total investment securities	9,192	6,363
Deposits	21,586	4,979
Stockholders' equity	6,520	6,421
Operating Ratios:		
Net loss on average assets	(6.64)%	(1.88)%
Net loss on average equity	(22.54)%	(2.27)%
Dividend payout ratio	N/A	N/A
Capital Ratios:		
Bank Only		
Leverage	22%	104%
Risk-based:		
Tier 1 capital	32%	118%
Total capital	33%	119%
Consolidated		
Total equity to total assets	23%	56%
Average equity to average assets	29%	82%

TRANSCOMMUNITY BANKSHARES, INCORPORATED
NET INTEREST MARGIN ANALYSIS
AVERAGE BALANCE SHEET
FOR THE YEARS ENDED DECEMBER 31,2001 AND 2000

	2001			2000		
	Average Balance Sheet	Interest Income or Expense	Average Rates Earned or Paid	Average Balance Sheet	Interest Income or Expense	Average Rates Earned or Paid
Assets:						
Loans (including fees)	$ 8,519,387	$ 875,307	10.27%	$ 706,149	$ 77,545	10.98%
Federal funds sold	2,886,049	113,440	3.93%	2,058,268	132,789	6.45%
Investments	6,462,694	388,775	6.02%	4,468,319	267,086	5.98%
Total Earning Assets	17,868,130	1,377,522	7.71	7,232,736	477,420	6.60%
Allowance for loan losses	(118,000)			(11,000)		
Non-earning assets	3,742,997			625,655		
Total Assets	$21,493,127			$ 7,847,391		
Liabilities and Stockholders' Equity:						
Deposits:						
Demand: Interest-bearing	$ 2,457,254	$ 63,594	2.59%	$ 371,836	$ 11,911	3.20%
Savings deposits	806,051	22,103	2.74%	131,152	4,034	3.08%
Other time deposits	9,326,379	508,034	5.45%	417,699	24,967	5.98%
Total Deposits	12,589,684	593,731	4.72%	920,687	40,912	4.44%
Other borrowed funds	110,977	9,544	8.60%	21,906	1,972	9.00%
Total interest-bearing liabilities	12,700,661	603,275	4.75%	942,593	42,884	4.55%
Noninterest-bearing deposits	2,051,816			354,297		
Other liabilities	270,245			45,160		
Total Liabilities	15,022,722			1,342,050		
Stockholders' equity	6,470,405			6,505,341		
Total Liabilities and Stockholders' equity	$21,493,127			$ 7,847,391		
Net Interest Earnings		$ 774,247			$ 434,536	
Net Yield on Interest-Earning Assets			4.33%			6.01%

TRANSCOMMUNITY BANKSHARES, INCORPORATED
EFFECT OF RATE-VOLUME CHANGE ON NET INTEREST INCOME
(In thousands of dollars)

	2001 Compared to 2000 Increase (Decrease)		
	Volume	Rate	Total
Interest Income			
Assets:			
Loans (including fees)	$ 857,894	$ (60,132)	$ 797,762
Federal funds sold	53,392	(72,741)	(19,349)
Investments	119,264	2,425	121,689
Total earning assets	1,030,550	(130,448)	900,102
Interest Expense			
Demand deposits	66,733	(15,050)	51,683
Savings	20,787	(2,718)	18,069
Time Deposits	532,739	(49,672)	483,067
Total deposits	620,259	(67,440)	552,819
Other borrowed funds	8,016	(444)	7,572
Total interest-bearing liabilities	628,275	(67,884)	560,391
Net Interest Earnings	$ 402,275	$ (62,564)	$ 339,711

Note: Volume changes have been determined by multiplying the prior years' average rate by the change in average balances outstanding. The rate change is the difference between the total change and the volume change.

SCHEDULE IV

TRANSCOMMUNITY BANKSHARES, INCORPORATED
INTEREST SENSITIVITY ANALYSIS

	91-365 Days	1 to 5 Years	Over 5 Years	Total
Uses of Funds:				
Loans:				
Commercial	$ 4,310,376	$ 1,465,466	$ 2,852,967	$ 8,628,809
Real estate	2,122,912	2,508,815	68,362	4,700,089
Installment	795,334	1,272,523		2,067,857
Total Loans	7,228,622	5,246,804	2,921,329	15,396,755
Federal funds sold	485,000			485,000
Investment securities at cost	2,499,842	1,000,000	4,199,375	7,699,217
Investment securities at fair value			1,492,847	1,492,847
Total	$10,213,464	$ 6,246,804	$ 8,613,551	$25,073,819
Sources of Funds:				
Demand Deposits				
Interest bearing	$ 2,355,015	$	$	$ 2,355,015
Savings accounts	1,538,786			1,538,786
Time Deposits:				
Under $100,000	6,470,654	3,370,833		9,841,487
Over $100,000	3,307,784	405,156		3,712,940
Total Deposits	13,672,239	3,775,989		17,448,228
Borrowings	115,588			115,588
Total	13,787,827	3,775,989		17,563,816
Discrete Gap	(3,574,363)	2,470,815	8,613,551	7,510,003
Cumulative Gap	(3,574,363)	(1,103,548)	7,510,003	
Ratio of Cumulative Gap to Total Earning Assets	-14.26%	-4.40%	29.95%	

Item 7 Financial Statements

Financial statements are attached as Appendix A.

Item 8 Changes in and Disagreements with Accountants on Accounting and Financial Disclosures

None noted.

Item 9 Director, Executive Officers, Promoters and Control Persons; Compliance with Section 16(a) of the Exchange Act

Currently, TransCommunity's Board of Directors consists of fourteen directors. The following sets forth certain information regarding TransCommunity's directors and executive officers as of March 15, 2002 and for previous periods of at least five years. The TransCommunity's Articles of Incorporation provide for a classified Board of Directors, so that, as nearly as possible, one-third of the directors will be elected each year to serve three-year terms. Executive officers of TransCommunity serve at the discretion of TransCommunity's Board of Directors.

Name (Age)	Principal Occupation
Dean P. Agee (66)	Retired; Former Clerk of the Circuit Court, Louisa County, VA; Director, Bank of Louisa, N.A. (in organization)
Thomas M. Crowder (45)	Executive Vice President, Guilford, Company, Richmond, Virginia; Director, Bank of Goochland (in organization)
Stan A. Fischer (61)	President, Fischer Business Interiors, Inc. Richmond, Virginia; Director, Bank of Goochland, (in organization)
Susan B. Hardwicke (49)	Ph.D. President, Action & Change Technologies, Inc.
Richard W. Mayhew (50)	President, Main Street Mortgage and Investment Corporation, Richmond, Virginia. Chief Financial Officer; Secretary and Treasurer, TransCommunity; Director, Bank of Louisa, N.A. (in organization)
Julian C. Metts, Jr. (66)	Orthodontist, Cumberland, Virginia; Director, Bank of Powhatan, N.A.
James L. Minter (62)	Owner, J. L. Minter Electrical Contractor, Richmond, Virginia; Owner, Swansboro Mechanical, Inc., Richmond, Virginia, Director, Bank of Powhatan, N.A.
John W. Pretlow, Jr. (61)	Owner, John W. Pretlow Insurance Agency, Inc. Richmond, Virginia

John J. Purcell, Jr. (64)	Secretary & Treasurer, J.S. Purcell Lumber Corporation, Louisa, VA; former Member, Board of Supervisors, Louisa County, VA; Chairman, Director, Bank of Louisa, N.A. (in organization)
George W. Rimler (59)	Professor of Management, Virginia Commonwealth University, Richmond, Virginia. Director, Virginia Family Business Forum
Curry A. Roberts (43)	President, PM Beef Holdings, LLC, Richmond, Virginia; Director, Southern States Cooperative, Inc.; Director, Bank of Goochland (in organization)
John J. Sponski (61)	Retired. Former Executive Vice President, Bank of America Corporation; Chairman, Director, Bank of Goochland (in organization)
John C. Watkins (54)	President, Watkins Nursery, Inc., Midlothian, Virginia; Member, Virginia State Senate; Director, Bank of Powhatan, N.A.
William C. Wiley (55)	Chairman and Chief Executive Officer, TransCommunity; Chairman, Bank of Powhatan, N.A., Powhatan, Virginia; Chairman, President and Chief Executive Officer of DPO Holdings Inc., Richmond, Virginia

Terms for the directors of TransCommunity expire as follows: 2002 – Mayhew, Minter, Roberts and Watkins; 2003 – Hardwicke, Crowder, Pretlow, Purcell and Rimler; 2004 – Agee, Fischer, Metts, Sponski and Wiley.

Compensation of Directors

The Board of Directors of TransCommunity does not currently receive compensation for attending meetings of the Board of Directors or Committees, or for special assignments.

Executive Officers of TransCommunity Who Are Not Directors

Bruce B. Nolte (55) - President and Chief Operating Officer. A native of Richmond, Virginia, Mr. Nolte has more than 20 years' experience in the financial services industry. Most recently, he served as Executive Vice President and General Counsel of a subsidiary of First Tennessee Bank, N.A. Mr. Nolte is a graduate of the U.S. Military Academy, and holds a law degree from the University of Richmond.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires directors and executive officers, and any persons holding more than 10% of the Company's Common Stock, to report their initial ownership of the Company's equity securities and any subsequent changes in that ownership to the Securities and Exchange Commission. Based solely on a review of Forms 3 and 4 furnished to TransCommunity during or with respect to its most recent fiscal years, the Company is not aware of any transactions in securities of the Company requiring the filing of any required report during or for the year ended December 31, 2001, that were not timely filed except for one late Form 4 filing for each of Messrs. Agee, Metts, Minter, Nolte, Purcell, and Ms. Hardwicke, which filings were made in February 2002, to reflect purchases of shares effective December 19, 2001.

Item 10 Executive Compensation

Summary

The following table sets forth a summary of certain information concerning the compensation paid by TransCommunity for services rendered in all capacities during the years ended December 31, 2000 and 2001, to the named executive officer

Summary Compensation Table

		Annual Compensation		
Name and Principal Position	Year	Salary	Bonus	All Other Compensation (1)(2)
William C. Wiley Chairman and CEO of TransCommunity	2001 2000	$ 97,375 $ 53,000	$25,000 ---	--- ---
Bruce B. Nolte President and COO of TransCommunity	2001	$ 87,833	$12,500	---
Richard W. Mayhew President and CEO of Main Street and CFO of TransCommunity	2001	$120,000(3)	---	---

(1) Does not include certain perquisites and other personal benefits, the amount of which are not shown because the aggregate amount of such compensation during the year did not exceed the lesser of $50,000 or 10% of total salary and bonus reported for such executive officer.

(2) Options to acquire 5,850 shares of common stock were awarded during 2001 to Mr. Wiley for his services as an organizing director of Bank of Powhatan. See "Stock Option Plan" below.

(3) Mr. Mayhew's salary was paid by Main Street for Mr. Mayhew's services as president and chief executive officer of Main Street. Mr. Mayhew draws no compensation from TransCommunity for his services as chief financial officer of TransCommunity.

Employment Agreements

On March 13, 2001, the organizing directors of TransCommunity and Mr. Wiley entered into an employment agreement for Mr. Wiley's services as chairman and chief executive officer that provided for an annual salary of $118,500. On April 16, 2001, TransCommunity and Mr. Nolte entered into a three year employment agreement for Mr. Nolte's services as president that provided for an annual salary of $124,000.

Effective June 27, 2001, the holding company and Mr. Wiley entered into a revised employment contract under which Mr. Wiley will serve as Chairman of the Board of Directors and Chief Executive Officer of TransCommunity with the responsibility for performing such services and duties as the Board of Directors may designate. Under the contract, Mr. Wiley is entitled to an annual base salary of $140,000. In addition, Mr. Wiley may earn a bonus in 2001 of up to $50,000 based on meeting specified performance goals. Other benefits include term life insurance and health and disability insurance coverage.

The contract is for a term of three and a half years. Mr. Wiley serves at the pleasure of the TransCommunity Board of Directors. If, during the term of the contract, Mr. Wiley's employment is terminated without cause, Mr. Wiley will be entitled to a severance payment equal to his annual salary at that time. The contract also contains non-competition covenants for a period of one year following termination of Mr. Wiley's employment.

Mr. Wiley's contract provides that he will be granted options to purchase 30,000 shares of common stock of TransCommunity, subject to adjustment in certain circumstances, at an exercise price of not less than the fair market value at the date of grant. The options will vest in three equal annual installments as of the first, second and third anniversary of the date of grant. The vesting of the options is subject, however, to certain conditions. Specifically, vesting of the first installment is subject to TransCommunity's assets at the end of its first fiscal year exceeding the amount of assets projected in pro forma statements submitted to the Comptroller of the Currency in connection with Bank of Powhatan, N.A.'s application to be chartered as a national bank. Vesting of the second and third installments is based upon assets meeting or exceeding budgeted growth targets to be fixed annually by the TransCommunity Board of Directors.

Effective June 27, 2001, TransCommunity and Mr. Nolte also entered into a revised employment agreement to serve as President and Chief Executive Operating Officer of TransCommunity. The terms of Mr. Nolte's contract are similar to Mr. Wiley's contract, except that Mr. Nolte's annual base salary will be $124,000, and his potential bonus for 2001, based upon meeting specified performance goals, will be up to $25,000. Also, Mr. Nolte's contract provides that he will receive options for the purchase of 21,000 shares of common stock, subject to adjustment in certain circumstances, vesting over three years on the same terms and subject to the same condition to vesting as apply to Mr. Wiley.

Stock Option Plan

The Board of Directors of the Bank of Powhatan, N.A. adopted a stock option plan effective May 8, 2001. The stock option plan of Bank of Powhatan, N.A. was assumed by TransCommunity in connection with the reorganization whereby Bank of Powhatan, N.A. became a wholly-owned subsidiary of TransCommunity. The plan was amended and restated effective December 19, 2001 to include limitations on options granted in connection with services to a National Banking Association.

The plan is administered by the Stock Option Committee of TransCommunity's Board of Directors, which consists entirely of the non-employee directors of TransCommunity. The Stock Option Committee has the power, among others, to determine the employees and directors to whom awards shall be made. In administering the plan, the committee generally has the authority to determine the terms and conditions upon which awards may be made and exercised, but no option will be exercisable in any event after ten years from its grant, to determine terms and provisions of each written agreement evidencing an award, to construe and interpret the plan and the agreements, to establish, amend or waive rules or regulations for the plan's administration, to accelerate the exercisability of any award, the end of any performance period or termination of any period of restriction, and to make all other determinations and take all other actions necessary or advisable for the administration of the plan. The members of the Stock Option Committee are indemnified by TransCommunity against the reasonable expenses incurred by them, including attorney's fees, in the defense of any action, suit or proceeding, or any appeal therein to which they may be a party by reasons of any action taken or failure to act under the plan.

The plan provides that options for up to 67,000 shares of TransCommunity's common stock may be issued to employees and directors under the plan. The Committee will adjust the number of shares subject to each outstanding award, the exercise price and the aggregate number of shares from which grants or awards may be made in order to reflect such events as stock dividends, stock splits, recapitalizations, mergers, consolidations or reorganizations by TransCommunity.

Subject to the terms, conditions and limitations of the plan, the Committee may modify, extend or renew outstanding awards, or, if authorized by the Board, accept the surrender of outstanding awards and authorize new awards in substitution therefor, including awards with lower exercise prices or longer terms than the surrendered awards. The committee may also modify any outstanding agreement, provided that no modification may adversely affect the rights or obligations of the recipient without the consent of the recipient.

The Board of Directors may terminate, amend or modify the plan from time to time in any respect, unless the particular amendment or modification would adversely affect any optionee in which case the consent of the optionee would be required. Any such amendment may be effected without shareholder approval except to the extent that such approval is required by the Internal Revenue Code of 1986, as amended, pursuant to the rules under Section 16 of the Securities Exchange Act of 1934, by any national securities exchange or system on which the stock is then listed or reported, by any regulatory body having jurisdiction with respect thereto, or under any other applicable laws, rules or regulations.

Employees and directors of TransCommunity and any subsidiaries (including any director who is also an employee) who are selected by the Committee are eligible for awards under the plan. Such employees include any employee of TransCommunity and any subsidiaries, regardless of title or position. An employee may not be granted options covering more than 10,000 shares in any calendar year (determined without regard to options granted to directors, including any employee director). A director may not be granted options covering more than 7,500 shares in any calendar year (determined without regard to options granted to employees, including any employee director).

The exercise price of an award may not be less than 100% of the fair market value of the shares on the award date. Unless the committee determines otherwise, one-third of an award to an employee (in his capacity as such if he is both an employee and a director) becomes vested and exercisable on each of the first three anniversaries of the award date and may only be exercisable while the employee is employed by TransCommunity or its subsidiaries. Unless the committee determines otherwise, one-third of an award to a director (in his capacity as such if he is both an employee and a director) becomes vested and exercisable on each of the first three anniversaries of the award date. The full award becomes immediately vested and exercisable if the director's service as a director terminates on account of his death, his retirement in accordance with any company policy on mandatory retirement for directors, his permanent and total disability or his failure to be reelected after requesting to stand for reelection. Unless otherwise provided by the Committee, each award becomes vested and exercisable in the event of a change in control of TransCommunity. All options are subject to exercise or forfeiture if TransCommunity's capital falls below its minimum requirements, as determined by its state or federal primary regulator, and TransCommunity's primary federal regulator so directs TransCommunity to require such exercise or forfeiture.

All options awarded to date have an exercise price of $10.00 per share and a term of ten years. One-third of the options will vest annually in each of the first three years. The options will automatically vest in the event of a change of control of TransCommunity. The option awards to directors of the Bank of Powhatan, N.A. were made by the Stock Option Committee taking into consideration the relative "at risk" capital contributions made to Bank of Powhatan, N.A. to finance its initial organizational stage, attendance at bank board meetings, committee responsibilities, and efforts to enhance Bank of Powhatan, N.A.'s business with new customers and potential customers. Options for the purchase of an aggregate of 45,575 shares of stock have been awarded to various directors and employees of Bank of Powhatan, N.A. See Item 11 below.

Item 11 Security Ownership of Directors and Executive Officers of TransCommunity

The following table sets forth information as of March 15, 2002, regarding the number of shares of TransCommunity common stock beneficially owned by the directors of TransCommunity and by all directors and executive officers of TransCommunity as a group. Beneficial ownership includes shares, if any, held in the name of the spouse, minor children or other relatives of the nominee living in such person's home, as well as shares, if any, held in the name of another person under an arrangement whereby the director or executive officer can vest title in himself at once or at some future time.

Name	Common Stock Beneficially Owned(1)(2)	Percentage of Class
Board of Directors:		
Dean P. Agee	1,000	*
Thomas M. Crowder	500	*
Stan A. Fisher	5,000	*
Susan B. Hardwicke	4,000	*
Richard W. Mayhew	10,000	1.09%
Julian C. Metts, Jr.	16,000	1.75%
James L. Minter	7,500	*
John W. Pretlow, Jr.	1,000	*
John J. Purcell, Jr.	5,000	*
George W. Rimler	5,100	*
Curry A. Roberts	2,600	*
John J. Sponski	5,250	*
John C. Watkins	2,500	*
William C. Wiley	4,000	*
Executive Officers:		
Bruce B. Nolte	2200	*

All TransCommunity executive officers and directors as a group (15 persons)	71,650	7.82%

* Less than one percent (1%) of class.

(1) For purposes of this table, beneficial ownership has been determined in accordance with the provision of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, under which, in general, a person is deemed to be the beneficial owner of a security if he has or shares the power to vote or direct the voting of the security or the power to dispose of or direct the disposition of the security, or if he has the right to acquire beneficial ownership of the security within sixty days.

(2) Excludes shares awarded to directors of the Bank of Powhatan, N.A. under TransCommunity's stock option plan, as follows: Mr. Anderson--2,900; Ms. Ball--3,825; Mr. Duncan--3,300; Mr. Keller--1,000; Mr. Maxey--2,650; Mr. Metts--4,150; Mr. Minter--5,925; Mr. Pryor--1,675; Mr. Watkins--3,200; Mr. Whitlow--4,400; Mr. Wiley--5,850; and Mr. Yates--4,400. No portion of such shares vest until the first anniversary of the date of grant, which was May 16, 2001.

Security Ownership of Certain Beneficial Owners

No person is known to be the beneficial owner of more than five percent of the issued and outstanding common stock of TransCommunity.

Item 12 Certain Relationships and Related Transactions

Directors and officers of TransCommunity and persons with whom they are associated have had, and expect to have in the future, banking transactions with Bank of Powhatan, N.A. or the two new banks in the ordinary course of their businesses. In the opinion of management of TransCommunity, all such loans and commitments for loans that have been made to these individuals were made on substantially the same terms, including interest rates, collateral and repayment terms as those prevailing at the same time for comparable transactions with other persons, were made in the ordinary course of business, and do not involve more than a normal risk of collectibility or present other unfavorable features.

Mr. Wiley, Chairman and Chief Executive Officer of TransCommunity and chairman of Bank of Powhatan, N.A., also serves as Chairman of the Board and is a majority shareholder of DPO Holdings, Inc. ("DPO"), a privately held consulting and management corporation. DPO provided certain consulting services to the organizers of TransCommunity prior to its incorporation and has provided similar services to TransCommunity since its incorporation in connection with the organizational activities of the Banks. These services have included, among other things, assistance in developing the information required to complete the applications required in connection with the formation of TransCommunity and the reorganization with the Bank of Powhatan, N.A., as well as with the regulatory approvals for the Bank of Goochland, N.A. and the Bank of Louisa, N.A.

DPO was paid $37,000 in 2000 by the pre-incorporation organizers of TransCommunity. In 2001, DPO was paid $45,000 by the pre-incorporation organizers of TransCommunity through March 16, 2001. Subsequent to its incorporation on March 16, 2001, TransCommunity paid $20,000 and $12,500 for services rendered by DPO through June 30, 2001. On July 11, 2001, TransCommunity entered into a new agreement with DPO under which DPO was to provide consulting services concerning the applications for regulatory approvals for the two new Banks, strategic planning and project management, as well as accounting services and the administration of TransCommunity's website activities. Payments of $75,000 were paid during 2001 under the contract. The contract has been extended through June 30, 2002 at $10,000 per month.

The consulting service relationship between DPO and TransCommunity has been fully disclosed to and approved by the Board of Directors of TransCommunity and is believed by management to be on terms at least as favorable to TransCommunity as could otherwise be obtained from other unrelated third parties. Mr. Wiley draws no salary from DPO and has not received, directly or indirectly, any portion of the fees paid to DPO for the consulting services it has provided. All such amounts have been used to pay operating fees of DPO, including salaries and other compensation of employees of DPO, other than Mr. Wiley, who have provided the services to TransCommunity.

On January 4, 2001 MSM Acquisition Co., a subsidiary of the Bank of Powhatan N. A. purchased substantially all the assets of Main Street Mortgage and Investment Corporation (MSM) from Richard W. Mayhew, who was subsequently appointed a Director and CFO of TransCommunity. In addition to a cash payment of $231,176, MSM issued a non-interest-bearing note payable for $115,588 due January 4, 2002. MSM also issued a non-interest-bearing note payable for $115,588 due on or after January 30, 2003, contingent upon having earned a certain cumulative profit from operation of the business. The Board of Directors of the Bank of Powtahan, N.A. approved the terms of the purchase. From the proceeds of the sale, Mr. Mayhew used $100,000 to purchase 10,000 shares of common stock of TransCommunity.

Item 13. Exhibits and Reports on 8-K

(a) Exhibits

The following exhibits are filed as part of this Form 10-KSB

Exhibit No.	Description of Exhibits
2.1	Amended and Restated Agreement and Plan of Reorganization between TransCommunity Bankshares Incorporated and Bank of Powhatan, N.A. dated as of May 9, 2001 (2)
3.1	Articles of Incorporation of TransCommunity (2)
3.2	By-laws of TransCommunity (2)
4.0	Form of Common Stock Certificate (2)
10.1	Consulting Agreement by and between TransCommunity Bankshares, Inc. and DPO Holdings, Inc., dated as of July 11, 2001 (1)
10.2(a)	Employment Agreement by and between TransCommunity Bankshares, Inc. and William C. Wiley, dated June 27, 2001 (1)

10.2(b)	Employment Agreement by and between TransCommunity Bankshares, Inc. and Bruce B. Nolte, dated June 27, 2001 (1)
10.2(c)	TransCommunity Bankshares Incorporated 2001 Stock Option Plan (Restated effective December 19, 2001) (filed herewith)
21	List of Subsidiaries of the Registrant

---

(1) Incorporated by reference to Form SB-2 filed by TransCommunity Bankshares Incorporated with the Securities and Exchange Commission on August 29, 2001.

(2) Incorported by reference to Registration Statement on Form S-4 filed with the Securities and Exchange Commission on May 17, 2001

(b) Reports on Form 8-K - None

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TRANSCOMMUNITY BANKSHARES, INCORPORATED

/s/ William C. Wiley
William C. Wiley
Chairman and Chief Executive Officer

Date: March 26, 2002

/s/ Bruce B. Nolte
Bruce B. Nolte
President and Chief Operating Officer

Date: March 26, 2002

/s/ Richard W. Mayhew
Richard W. Mayhew
Secretary, Treasurer and Chief Financial Officer

Date: March 26, 2002

Signatures (Continued)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and as of the date indicated.

Signature	Capacity	Date
/s/ Dean P. Agee Dean P. Agee	Director	March 26, 2002
/s/ Thomas M. Crowder Thomas M. Crowder	Director	March 26, 2002
/s/ Stan A. Fischer Stan A. Fischer	Director	March 26, 2002
/s/ Susan B. Hardwicke Susan B. Hardwicke	Director	March 26, 2002
/s/ Richard W. Mayhew Richard W. Mayhew	Secretary, Treasurer Chief Financial Officer and Director	March 26, 2002
/s/ Julian C. Metts, Jr. Julian C. Metts, Jr.	Director	March 26, 2002
/s/ James L. Minter James L. Minter	Director	March 26, 2002
/s/ John W. Pretlow, Jr. John W. Pretlow, Jr.	Director	March 26, 2002
____________ John J. Purcell, Jr.	Director	________, 2002
/s/ George W. Rimler George W. Rimler	Director	March 26, 2002
____________ Curry A. Roberts	Director	________, 2002
/s/ John J. Sponski John J. Sponski	Director	March 26, 2002
/s/ John C. Watkins John C. Watkins	Director	March 26, 2002
/s/ William C. Wiley William C. Wiley	Chairman, Chief Executive Officer and Director	March 26, 2002

APPENDIX A

CONTENTS

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S.B. HOOVER & COMPANY, L.L.P.
Certified Public Accountants
124 Newman Avenue • Harrisonburg, Virginia 22801 • (540) 434-6736 • FAX (540) 434-3097

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
TransCommunity Bankshares, Inc.
Richmond, Virginia

We have audited the consolidated statements of financial condition of TransCommunity Bankshares, Inc. as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of TransCommunity Bankshares, Inc. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

/s/ S. B. HOOVER & COMPANY, L.L.P.

January 11, 2002
Harrisonburg, Virginia

TRANSCOMMUNITY BANKSHARES, INC.
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2001 AND 2000

ASSETS	2001	2000
Cash and due from banks (Note 3)	$ 941,995	$ 409,671
Federal funds sold	485,000	474,204
Total Cash and Cash Equivalents	1,426,995	883,875
Securities available-for-sale, at fair value (Note 4)	1,492,847	
Securities held to maturity (fair value of $7,662,446 in 2001 and $6,361,520 in 2000) (Note 4)	7,699,217	6,363,060
Loans receivable (Note 5 & 14)	15,396,755	2,994,995
Allowance for loan losses (Note 6)	(235,000)	(38,000)
Net Loans	15,161,755	2,956,995
Bank premises and equipment, net (Note 7)	1,908,025	929,834
Federal Reserve Bank stock (restricted) (Note 4)	201,300	201,300
Other assets (Note 16)	710,228	227,036
Total Assets	$ 28,600,367	$ 11,562,100
LIABILITIES		
Deposits:		
Demand deposits:		
Noninterest bearing	$ 4,137,943	$ 769,963
Interest bearing	2,355,015	1,417,177
Savings deposits	1,538,786	279,521
Other time deposits (Note 8)	13,554,427	2,512,747
Total Deposits	21,586,171	4,979,408
Notes payable	115,588	
Accrued interest payable	72,263	13,217
Accrued expenses and other liabilities	306,312	148,698
Total Liabilities	22,080,334	5,141,323
STOCKHOLDERS' EQUITY (Notes 9, 10, 17 & 18)		
Common stock subscriptions	803,800	
Expenses of current stock offering	(217,189)	
Common stock (5,000,000 shares authorized)		
670,836 shares issued and outstanding $2.50 par value		1,677,090
772,586 shares issued and outstanding $.01 par value	7,726	
Paid-in-surplus	7,523,617	4,936,918
Accumulated deficit	(1,591,705)	(193,231)
Accumulated other comprehensive loss	(6,216)	
Total Stockholders' Equity	6,520,033	6,420,777
Total Liabilities and Stockholders' Equity	$ 28,600,367	$ 11,562,100

The accompanying notes are an integral part of this statement.

TRANSCOMMUNITY BANKSHARES, INC.
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
INTEREST AND DIVIDEND INCOME		
Loans, including fees	$ 875,307	$ 77,545
Federal funds sold	113,440	132,789
Debt securities	376,697	256,926
Dividends	12,078	10,160
Total Interest and Dividend Income	1,377,522	477,420
INTEREST EXPENSE		
Deposits		
Demand	63,594	11,911
Savings	22,103	4,034
Time deposits below $100,000	398,023	12,302
Time deposits above $100,000	110,011	12,665
Other borrowed funds	9,544	1,972
Less: Interest capitalized		(6,858)
Total Interest Expense	603,275	36,026
NET INTEREST INCOME	774,247	441,394
PROVISION FOR LOAN LOSSES (Note 6)	197,000	38,000
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	577,247	403,394
NONINTEREST INCOME		
Service charges	24,110	4,619
Fees and returned checks charges	109,192	5,846
Commissions from loan originations	861,508	
Total Noninterest Income	994,810	10,465
NONINTEREST EXPENSES		
Salaries and employee benefits (Notes 17 & 19)	1,616,179	296,854
Occupancy expenses	124,199	48,092
Equipment expenses	178,598	38,717
Other operating expenses (Note 23)	1,051,555	177,652
Total Noninterest Expenses	2,970,531	561,315
NET LOSS	$ (1,398,474)	$ (147,456)
Net Loss Per Share	$ (2.06)	$ (0.22)
Weighted Average Shares Outstanding	679,784	670,543

The accompanying notes are an integral part of this statement.

TRANSCOMMUNITY BANKSHARES, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	Shares of Common Stock	Common Stock Subscriptions	Expenses of Current Stock Offering	Common Stock	Paid in Surplus	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Stockholders' Equity
Balance, December 31, 1999	661,606	$	$	$ 1,654,015	$ 4,867,693	$ (45,775)	$	$ 6,475,933
Stock Subscriptions Sold	9,230			23,075	69,225			92,300
Net Loss						(147,456)		(147,456)
Balance, December 31, 2000	670,836			1,677,090	4,936,918	(193,231)		6,420,777
Common shares subscribed by organizing directors and officers		1,026,500						1,026,500
Expenses incurred by organizers prior to incorporation		(110,165)						(110,165)
Common shares issued to organizing directors and officers	102,650	(916,335)		1,027	915,308			
Comprehensive Loss								
Net Loss						(1,398,474)		(1,398,474)
Unrealized loss on securities available for sale							(6,216)	(6,216)
Total comprehensive loss								(1,404,690)
Sale of common stock by Bank to director	100			250	750			1,000
Exchange of TransCommunity common stock for Bank of Powhatan, N.A. common stock	(1,000)			(1,670,641)	1,670,641			
Expenses of current stock offering			(217,189)					(217,189)
Common stock subscribed		803,800						803,800
Balance, December 31, 2001	772,586	$ 803,800	$ (217,189)	$ 7,726	$ 7,523,617	$(1,591,705)	$ (6,216)	$ 6,520,033

The accompanying notes are an integral part of this statement.

TRANSCOMMUNITY BANKSHARES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss $	(1,398,474) $	(147,456)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Depreciation and amortization	153,859	40,741
Provision for loan losses	197,000	38,000
Write-down of cost to fair value, modular building		31,691
Accretion income	(44,496)	(7,778)
Net change in:		
Other assets	(208,395)	(47,480)
Accrued interest payable	59,046	13,217
Accrued expenses and other liabilities	263,444	88,769
Net Cash Provided by (Used in) Operating Activities	(978,016)	9,704
CASH FLOWS FROM INVESTING ACTIVITIES		
Sale of temporary investments held in escrow		228,651
Net increase in loans	(12,401,760)	(2,994,995)
Purchase of securities held-to-maturity	(20,141,661)	(21,308,198)
Purchase of securities available-for-sale	(1,499,063)	
Purchase of Federal Reserve Bank stock		(201,300)
Proceeds from maturities of securities held-to-maturity	18,850,000	21,233,790
Purchase of Main Street Mortgage and Investment Corporation	(231,176)	
Release of cash held in escrow account		31,297
Deposits on purchases of furnishings and equipment		(124,653)
Payments for the purchase of property	(1,177,784)	(837,840)
Net Cash Used in Investing Activities	(16,601,444)	(3,973,248)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from common stock subscriptions	1,720,135	92,300
Draw on line of credit		75,000
Repayment of draws on line of credit		(175,000)
Net change in:		
Demand deposits	4,305,818	2,044,637
Savings deposits	1,259,265	279,521
Time deposits	11,041,680	2,512,747
Preliminary costs associated with stock offering	(205,318)	
Proceeds from the sale of common stock	1,000	
Net Cash Provided by Financing Activities	18,122,580	4,829,205
Net increase in cash and cash equivalents	543,120	865,661
Cash and Cash Equivalents, Beginning of Year	883,875	18,214
Cash and Cash Equivalents, End of Year	$ 1,426,995	$ 883,875

The accompanying notes are an integral part of this statement.

NOTE 1 REORGANIZATION:

On August 15, 2001, the shareholders of the Bank of Powhatan, N.A. ("the Bank") approved a plan of reorganization under which the shareholders of the Bank exchanged their common stock for common stock in TransCommunity Bankshares Incorporated ("TransCommunity"). On the same date, the reorganization was completed on a pooling of interest basis and the Bank became a wholly owned subsidiary of TransCommunity. On January 1, 2001, the Bank purchased Main Street Mortgage and Investment Corporation ("Main Street") which became a wholly owned subsidiary. The accompanying financial statements reflect the transactions of the Bank for the years 2001 and 2000, of Main Street for 2001 and of TransCommunity since its inception on March 16, 2001.

The revenue and net loss for each of the companies from January 1, 2001 until August 15, 2001 is shown in the following schedule:

	Revenue	Net Loss
TransCommunity	$ -0-	$ (375,846)
Bank and Main Street	768,407	(321,012)
Total	$ 768,407	$ (696,858)

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Nature of Operations – TransCommunity is a bank holding company whose principal activity is the formation, ownership and management of community banks. TransCommunity's subsidiary, the Bank of Powhatan, N. A. was organized and incorporated as a National Bank on October 14, 1999. The Bank commenced operations on March 20, 2000, after receiving regulatory approval. As a nationally chartered bank, the Bank is subject to regulations by the Office of the Comptroller of the Currency, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve system. The Bank provides general banking services to individuals, small and medium-size businesses and the professional community of Powhatan and Amelia Counties and surrounding areas. Main Street Mortgage and Investment Corporation ("Main Street"), a wholly owned subsidiary of the Bank, originates commercial and residential real estate loans for investors.

Consolidation Policy – The consolidated financial statements include TransCommunity, the Bank and Main Street. All significant intercompany balances and transactions have been eliminated.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates. A material estimate that is particularly susceptible to significant changes is the determination of the allowance for loan losses, which is sensitive to changes in local economic conditions.

Investment Securities – Management determines the appropriate classification of securities at the time of purchase. If management has the intent and the Bank has the ability at the time of purchase to hold securities until maturity, they are classified as held to maturity and carried at amortized historical cost. The amortization of premiums and accretion of discounts are recognized in interest income using methods approximating the effective interest method over the period to maturity. Securities not intended to be held to maturity are classified as available for sale and carried at fair value.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Loans and Allowance for Loan Losses – Loans are carried on the balance sheet net of the allowance for loan losses. Interest, fees and costs related to loans are recognized over the lives of the related loans using the effective interest method. The accrual of interest on impaired loans is discontinued when, in the opinion of management, the interest income recognized will not be collected.

The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that collectibility of the principal is unlikely. The allowance for loan losses is evaluated on a regular basis by management. It is based upon management's periodic review of the collectibility of the loans, industry historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral, and prevailing economic conditions. This evaluation is inherently subjective, since it requires estimates that are susceptible to significant revisions as more information becomes available.

Bank Premises and Equipment – Land, buildings and equipment are recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

Advertising Cost – Advertising costs are expensed in the period incurred.

Income Taxes – Deferred income tax assets and liabilities are determined using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws.

Cash and Cash Equivalents - Cash and cash equivalents as used in the cash flow statements includes cash and due from banks and federal funds sold.

NOTE 3 DEPOSITS IN AND FEDERAL FUNDS SOLD TO BANKS:

The Bank had cash on deposit and federal funds sold to other commercial banks amounting to $1,222,055 and $815,273 at December 31, 2001 and 2000, respectively. Deposit amounts at other commercial banks may, at times, exceed federally insured limits.

NOTE 4 INVESTMENTS SECURITIES:

The amortized cost and estimated fair value of securities are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities Available for Sale December 31, 2001				
U.S. Agency note	$ 1,499,063	$	$ (6,216)	$ 1,492,847

NOTE 4 INVESTMENTS SECURITIES (CONTINUED):

Securities Held to Maturity
December 31, 2001

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Agency discount notes	$ 2,499,842	$	$ (466)	$ 2,499,376
U.S. Agency notes	5,199,375	15,680	(20,735)	5,194,320
Total Securities Held to Maturity	$ 7,699,217	$ 15,680	$ (21,201)	$ 7,693,696

December 31, 2000

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Agency discount notes	$ 5,863,060	$ 188	$ (1,723)	$ 5,861,525
U.S. Agency notes	500,000		(5)	499,995
Total Securities Held To Maturity	$ 6,363,060	$ 188	$ (1,728)	$ 6,361,520

The amortized cost and fair value of investment securities at December 31, 2001, by contractual maturity, are shown in the following schedule. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Fair Value	Weighted Average Yield
Securities Available for Sale			
Due after five years through ten years	$1,499,063	$1,492,847	5.03%
Securities Held to Maturity			
Due within one year	$2,499,842	$2,499,376	1.63%
Due after one year through five years	1,000,000	1,005,940	6.10%
Due after five years through ten years	4,199,375	4,188,380	5.53%
Total	$7,699,217	$7,693,696	4.34%

The carrying amount (which approximates fair value) of securities pledged by the Bank to secure deposits and for other purposes amounted to $300,000 at December 31, 2001.

There were no holdings totaling more than 10% of stockholders' equity with any issuer as of December 31, 2001 and 2000.

As a nationally chartered bank, the Bank is required to hold stock in the Federal Reserve Bank. The investment in Federal Reserve Bank stock is recorded at cost of $201,300 as of December 31, 2001 and 2000.

NOTE 5 LOANS:

Loans receivable outstanding at December 31, are summarized as follows:

	2001	2000
Loans secured by deeds of trust on real estate:		
Construction and land development	$ 1,207,000	$ 156,111
1 – 4 family residential properties	2,865,000	684,679
Non-farm non-residential properties	4,142,755	545,415
Junior liens	747,000	33,293
Multi-family residential properties	85,000	
Farm land	88,000	
Commercial and industrial loans	4,130,000	266,451
Loans to individuals for household, family and other personal expenditures	2,132,000	1,309,046
Total Loans	15,396,755	2,994,995
Allowance for loan losses	(235,000)	(38,000)
Net Loans Receivable	$ 15,161,755	$ 2,956,995

NOTE 6 ALLOWANCE FOR LOAN LOSSES:

A summary of the changes in the allowance for the loan losses is shown in the following schedule:

	2001	2000
Balance, beginning of year	$ 38,000	$
Provision charged to operating expenses	197,000	38,000
Balance, End of Year	$ 235,000	$ 38,000
Percentage of Loans	1.53%	1.27%

NOTE 7 BANK PREMISES AND EQUIPMENT:

Bank premises and equipment at December 31, are summarized as follows:

	2001	2000
Land and land improvements	$ 363,919	$ 255,837
Buildings	840,281	
Modular building and improvements		45,734
Furniture and equipment	849,159	243,722
Construction in progress	48,848	425,282
	2,102,207	970,575
Less accumulated depreciation	(194,182)	(40,741)
Bank Premises and Equipment	$ 1,908,025	$ 929,834

The depreciation expense on bank premises and equipment for 2001 and 2000 was $153,859 and $40,741, respectively.

NOTE 8 DEPOSITS:

The aggregate amount of time deposits with a minimum denomination of $100,000 was $3,712,940 and $837,045 at December 31, 2001 and December 2000, respectively.

At December 31, the scheduled maturities of certificates of deposit are as follows:

	2001	2000
Less than three months	$ 4,663,331	$ 280,059
Over three months through six months	2,095,237	204,169
Over six months through twelve months	3,028,606	1,979,055
Over twelve months	3,767,253	49,464
Total	$13,554,427	$ 2,512,747

NOTE 9 CAPITAL STOCK:

Effective March 30, 2000, the Bank issued 670,836 shares of common stock. In 2001, an additional 100 shares were sold to an officer of the bank resulting in 670,936 shares outstanding. Effective August 15, 2001, the Bank's common stock was exchanged for 670,936 shares of TransCommunity common stock on a one for one basis.

The organizing directors of TransCommunity, the Bank of Goochland, N.A. (in organization) and the Bank of Louisa, N.A. (in organization) subscribed to 102,650 shares of common stock at $10.00 per share, which were issued on November 28, 2001. $110,165 of the subscription proceeds of $1,026,500 was used to pay organizational expenses incurred prior to the incorporation of TransCommunity.

Beginning September 24, 2001, TransCommunity began offering 1,500,000 shares of common stock to the public for sale at $10.00 per share.

NOTE 10 DIVIDEND LIMITATIONS ON SUBSIDIARY BANK:

The principal source of funds of TransCommunity will be dividends paid by the Bank. Dividends paid by the Bank are limited by banking regulations and retained earnings. Approval of the Comptroller of the Currency is required if the dividends declared by a national bank, in any year, exceed the sum of (1) net income for the current year and (2) income net of dividends for the preceding two years. As of December 31, 2001, the Bank had an accumulated deficit of $744,193 and therefore no amount was available for dividends.

NOTE 11 INCOME TAXES:

The components of income tax expense (benefit) are as follows:

	December 31, 2001	December 31, 2000
Current benefit	$ (18,612)	$ (36,319)
Deferred expense	18,612	36,319
Net Federal Income Tax Expense	$ --	$ --

The deferred tax effects of temporary differences are as follows:

	December 31, 2001	December 31, 2000
Provision for loan losses	$ (57,715)	$ (9,756)
Organization and start-up costs capitalized	(118,204)	(17,694)
Amortization of organization and start-up costs	22,439	16,829
Realized accretion of bond discount		(10,639)
Depreciation	17,402	4,670
Accrual to cash adjustment	(38,100)	3,692
Charitable contribution carryover	(2,231)	(514)
Net operating loss carryforward	(253,488)	
	(429,897)	(13,412)
Increase in valuation allowance	448,509	49,731
Deferred Income Tax Expense	$ 18,612	$ 36,319

For the year ended December 31, 2000, the Bank had a net operating loss (NOL) of $106,433 for tax purposes. The entire NOL was carried back to the prior two tax years and $36,291 of taxes paid for 1998 and 1999 was recovered. The deferred tax benefit recognized, at December 31, 2000, was limited to $18,612, the amount recoverable from net operating losses incurred after December 31, 2000. At December 31, 2001, TransCommunity had a net operating loss carryforward of $1,176,000 which may be carried forward for twenty years. The deferred tax benefit recognized, at December 31, 2001, is fully offset by a valuation allowance. At this time there is insufficient evidence to conclude that the bank will produce taxable income in the future against which deductible temporary differences can be utilized.

The components of the net deferred tax asset at December 31, are as follows:

	2001	2000
Deferred tax assets:		
Allowance for loan losses	$ 67,471	$ 9,756
Organization and start-up costs	191,132	95,367
Charitable contribution carryover	2,745	514
Net accrual to cash adjustment	32,409	
Net operating loss carryforward	253,488	
Total Deferred Tax Asset	547,245	105,637
Less: Valuation allowance	(525,172)	(78,663)
	22,073	26,974
Deferred tax liabilities:		
Depreciation	22,073	4,670
Net accrual to cash adjustment		3,692
	22,073	8,362
Net Deferred Tax Asset	$ --	$ 18,612

NOTE 11 INCOME TAXES (CONTINUED):

The following table summarizes the differences between the actual income tax expense and the amounts computed using the federal statutory tax rates:

	2001	2000
Income tax benefit at the applicable federal rate	$ 475,481	$ 50,135
Increase in valuation allowance for deferred taxes	(446,509)	(49,731)
Nondeductible reorganization expenses	(28,077)	
Other	(895)	(404)
Income Tax Expense	$ --	$ --

NOTE 12 RELATED PARTY TRANSACTIONS:

During the year, officers, directors (and companies controlled by them) were customers of and had transactions with the Bank in the normal course of business. These loan and deposit transactions were made on substantially the same terms as those prevailing for other customers and did not involve an abnormal risk.

Mr. Wiley, TransCommunity's Chairman and Chief Executive Officer and chairman of Bank of Powhatan, N.A., is also chief executive officer and majority shareholder of DPO Holdings, Inc. ("DPO"), a privately held consulting and management corporation. DPO has provided certain consulting services to TransCommunity's organizers and TransCommunity since its incorporation in connection with its organizational activities.

On June 2, 2001, TransCommunity entered into an agreement with DPO Holdings, Inc. to provide the following consulting services: assistance with the applications for the proposed new banks, accounting services, coordination of all administrative aspects of the securities offering, and assistance with the development of a strategic business plan, web sites, internet banking, and non-banking products and services to be offered by TransCommunity and its affiliates. Payments of $75,000 were paid during 2001 under the contract. The contract has been extended to June 30, 2002 at $10,000 per month.

In addition, $45,000 was paid to DPO by the organizing directors prior to incorporation of TransCommunity and $20,000 was paid for the period from March 16, 2001 through June 30, 2001.

During 2000, the Chairman of the Board of Directors was paid consulting fees of $53,000 during a period of six months during which he was acting as the Bank's president and chief executive officer.

NOTE 13 FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK:

In the normal course of business, the Bank has outstanding commitments and contingent liabilities, such as commitments to extend credit and standby letters of credit, which are not included in the accompanying financial statements. The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual or notional amount of those instruments. The Bank uses the same credit policies in making such commitments as it does for instruments that are included in the balance sheet.

Financial instruments whose contract amount represents credit risk were as follows:

	December 31,	
	2001	2000
Commitments to extend credit	$ 5,616,259	$ 958,480
Standby letters of credit	23,163	23,163

NOTE 13 FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK (CONTINUED):

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation. Collateral held varies but may include accounts receivable, inventory, property and equipment, and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Standby letters of credit generally have fixed expiration dates or other termination clauses and may require payment of a fee. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank's policy for obtaining collateral, and the nature of such collateral, is essentially the same as that involved in making commitments to extend credit.

NOTE 14 CONCENTRATION OF CREDIT RISK:

Most of the Bank's loans are made to customers in the Bank's trade area. Accordingly, the ultimate collectibility of the Bank's loan portfolio is susceptible to changes in local economic conditions. Note 5 reports the types of loans made by the Bank. Collateral required by the Bank is determined on an individual basis depending on the nature of the loan and the financial condition of the borrower. The Bank has a concentration in the logging and lumber industry. Loans to this industry amount to approximately 9% of the total loan portfolio.

NOTE 15 STATEMENT OF CASH FLOWS:

	December 31, 2001	2000
Supplemental disclosure of cash paid during the year for:		
Interest	$ 544,229	$ 22,809
Federal income taxes (received)	(36,291)	1,162
Non-cash financing and investing transactions:		
Transfer of 669,936 shares of TransCommunity Bankshares common stock for 669,936 shares of Bank of Powhatan, N.A. common stock	1,670,641	
Note payable issued as part of the purchase of Main Street Mortgage and Investment Corporation	115,588	
Accounts payable for building construction in progress		142,838
Prior year deposits utilized for current year acquisitions of modular building and software		12,926
Accounts payable for costs associated with stock offering	11,871	

NOTE 16 PURCHASE OF SUBSIDIARY:

Other assets contains $320,917 of goodwill attributable to the purchase of Main Street Mortgage and Investment Corporation by the Bank. In June of 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 142 "Goodwill and Other Intangible Assets." The new accounting standard requires that goodwill not be amortized, however, it would be tested for impairment and adjusted to fair value using one of several valuation methods. The goodwill, related to the above purchase, will be valued as of January 1, 2002 and adjusted in the year 2002 if appropriate.

NOTE 17 STOCK OPTION PLAN:

TransCommunity's stock option plan was adopted on May 8, 2001. The purpose of the Plan is to reward employees and directors for services rendered and investment risks undertaken to date and to promote the success of TransCommunity, its subsidiaries by providing incentives to employees and directors that will promote the identification of their personal interest with the long-term financial success of TransCommunity, its subsidiaries and with growth in shareholder value. Under the plan, annual grants of stock options are limited to 10,000 shares for each employee and 7,500 shares for each director. The plan provides that options for up to 67,000 shares of TransCommunity common stock may be issued to employees and directors. The exercise price may not be less than 100% of the fair market value of the shares on the award date. Unless the Stock Option Committee determines otherwise, one-third of an award to an employee becomes vested and exercisable on each of the first three anniversaries of the award date and may only be exercisable while the employee is employed by TransCommunity. Each award becomes vested and exercisable in the event of a change in control of TransCommunity. All options are subject to exercise or forfeiture if TransCommunity's capital falls below its minimum requirements, as determined by its state or federal primary regulators, and TransCommunity's primary regulator so directs. The plan will expire on May 7, 2011, unless sooner terminated by the Board of Directors. On May 16, 2001, options to acquire 45,575 shares were awarded under the plan; these options have an exercise price of $10 per share and a term of ten years.

The fair value of each option granted was $3.81 using the "Minimum Value" method with the following assumptions: risk free interest rate 4.92%, expected life – 10 years, expected volitility – 0% and expected dividends of zero.

TransCommunity applies APB Opinion 25 and related interpretations in accounting for the stock option plan. Accordingly, no compensation cost has been recognized. Had compensation cost for TransCommunity's stock option plan been determined based on the fair value at the grant dates for awards under the plan consistent with the method prescribed by FASB Statement No. 123, the net loss would have been adjusted to the proforma amounts indicated below:

Net loss as reported	$ (1,398,474)
Cost of options granted	(36,175)
Proforma Net Loss	$ (1,434,649)

NOTE 18 REGULATORY MATTERS:

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. If the Bank fails to meet minimum capital requirements federal regulators can initiate certain mandatory, and possible additional discretionary actions. If such actions are undertaken, they could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgements by the regulators about components, risk weightings, and other factors.

Banking laws and regulations limit the amount of dividends that may be paid without prior approval of the Bank's regulatory agency. Under that limitation, no dividends may be paid while there is an accumulated deficit.

Quantitative measures are established by bank regulations to ensure capital adequacy. The Bank is required to maintain minimum amounts and ratios of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier 1 capital (as defined) to average assets (as defined). At December 31, 2001, the Bank's capital significantly exceeded the amount required for a well-capitalized de novo bank.

NOTE 18 REGULATORY MATTERS (CONTINUED):

The Bank's actual and required capital amounts and ratios for the year ended December 31, 2001 are as follows (dollars in thousands):

	Actual		Minimum Capital Requirement		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2001						
Total Capital to Risk Weighted Assets	$ 6,106	33%	$ 1,490	8%	$ 1,863	10%
Tier 1 Capital to Risk Weighted Assets	5,871	32%	745	4%	1,118	6%
Tier 1 Capital to Average Assets	5,871	22%	1,071	4%	1,339	5%

As of September 30, 2001, the most recent date of notification, the Office of the Comptroller of the Currency categorized the Bank as Well Capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios. There are no conditions or events since the notification that management believes have changed the Bank's category.

NOTE 19 EMPLOYMENT AGREEMENTS:

The Company has entered into an employment agreement for a term of three years with the Holding Company's Chief Executive Officer and Chairman of the Board of Directors, William C. Wiley. Under this agreement, which was entered into June 27, 2001, Mr. Wiley will receive an annual salary of not less than $140,000. The agreement includes severance provisions requiring the Company to pay Mr. Wiley the lesser of one year's salary or the amount remaining on his contract should he be terminated without cause during the contract period.

The Company has entered into an employment agreement for a term of three years with the Holding Company's President and Chief Operating Officer, Bruce B. Nolte. Under this agreement, which was entered into June 27, 2001, Mr. Nolte will receive an annual salary of not less than $124,000. The agreement includes severance provisions requiring the Company to pay Mr. Nolte the lesser of one year's salary or the amount remaining on his contract should he be terminated without cause during the contract period.

NOTE 20 FAIR VALUE OF FINANCIAL INSTRUMENTS:

Statement of Financial Accounting Standards No. 107 (SFAS 107) "Disclosures About the Fair Value of Financial Statements" defines the fair value of a financial instrument as the amount at which a financial instrument could be exchanged in a current transaction between willing parties, other than in a forced liquidation sale. As the majority of the Bank's financial instruments lack an available trading market, significant estimates, assumptions and present value calculations are required to determine estimated fair value.

All financial instruments held by the bank at December 31, 2000, originated in 2000. Therefore, for the year ending December 31, 2000, there was no significant difference between the carrying value of the Bank's financial instruments and their fair value. Estimated fair value and the carrying value of financial instruments at December 31, 2001 are as follows (in thousands):

	December 31, 2001	
	Estimated Fair Value	Carrying Value
Financial Assets		
Cash and due from bank	$ 942	$ 942
Federal funds sold	485	485
Investment securities	9,155	9,192
Federal Reserve Bank stock	201	201
Loans	15,885	15,397
Accrued interest receivable	150	150
Financial Liabilities		
Demand Deposits:		
Non-interest bearing	4,138	4,138
Interest-bearing	2,355	2,355
Savings deposits	1,539	1,539
Time deposits	13,880	13,554
Accrued interest payable	72	72

The carrying value of cash and due from banks, federal funds sold, interest-bearing deposits, Federal Reserve Bank stock, deposits with no stated maturities, and accrued interest approximates fair value. The estimated fair value of investment securities was based on closing market prices. The remaining financial instruments were valued based on the present value of estimated future cash flows, discounted at various rates in effect for similar instruments during the month of December 2001.

NOTE 21 OTHER COMMITMENTS:

The Bank entered into an agreement with FiServ Solutions, Inc., a data processing services company, to provide certain account processing services. The agreement, dated July 13, 2000, is for an initial period of sixty months. Unless written notice of non-renewal is provided by either party at least 180 days before expiration of any term, the agreement shall automatically renew for a period of five years. The current monthly expense is approximately $9,500 and is based on the level of accounts and transactions.

NOTE 22 BUSINESS SEGMENTS:

TransCommunity's business segments include the Bank, which operates as a commercial bank, and Main Street, which originates mortgage loans for investors. Since TransCommunity was formed in 2001 and Main Street was purchased on January 1, 2001, segment information for 2000 was nonexistent.

Year Ended December 31, 2001
In Thousands

	Bank	Main Street	Trans-Community [1]	Eliminations	Consolidated
Net interest income [1]	$ 791	$ (17)	$	$	$ 774
Provision for loan losses	(197)				(197)
Noninterest income [1]	66	929			995
Noninterest expense	(1,140)	(983)	(847)		(2,970)
Loss from subsidiary	(71)		(230)	301	
Net Loss	$ (551)	$ (71)	$ (1,077)	$ 301	$ (1,398)
Total Assets	$ 28,331	$ 427	$ 6,730	$ (6,888)	$ 28,602

[1] All revenue is received from external customers except for interest paid by Main Street to the Bank.

NOTE 23 OTHER OPERATING EXPENSES:

Other operating expenses include the following:

	December 31, 2001	2000
Advertising and public relations	$ 97,349	$ 13,962
Amortization of computer software	3,934	683
Charitable contributions	6,561	1,512
Consulting fees	254,171	
Data processing fees	73,155	32,954
Directors' and officers' liability insurance	7,432	6,237
Filing and registration fees	37,970	
Legal and accounting fees	232,629	31,341
Miscellaneous	13,796	4,976
OCC assessment	12,275	4,252
Other insurance	10,818	4,619
Postage and freight	31,174	7,591
Stationery and supplies	56,310	26,834
Stock certificates and shareholder communications	25,872	9,556
Subscriptions and membership dues	15,985	7,372
Telephone	35,174	5,525
Training and personnel development	12,272	9,940
Travel, meals and entertainment	20,448	5,981
Other	104,230	4,317
	$ 1,051,555	$ 177,652

NOTE 24 PARENT CORPORATION ONLY FINANCIAL STATEMENTS:

BALANCE SHEET
DECEMBER 31, 2001

ASSETS	
Cash	$ 719,369
Property and equipment	142,242
Investment in subsidiary	5,864,600
Other assets	3,825
Total Assets	$ 6,730,036
LIABILITIES	
Accounts payable	$ 173,416
Accrued expenses	11,064
Due to subsidiary bank	25,523
Total Liabilities	210,003
STOCKHOLDERS' EQUITY	
Common stock subscriptions	803,800
Preliminary cost of stock offering	(217,189)
Common stock $.01 par value (5,000,000 shares authorized 772,586 shares issued and outstanding)	7,726
Paid-in-surplus	7,523,617
Accumulated deficit	(1,591,705)
Accumulated other comprehensive loss	(6,216)
Total Stockholders' Equity	6,520,033
Total Liabilities and Stockholders' Equity	$ 6,730,036

NOTE 24 PARENT CORPORATION ONLY FINANCIAL STATEMENTS (CONTINUED):

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2001

Income	
Income/(Loss) from subsidiary	$ (229,950)
Expenses	
Salaries and employee benefits	302,498
Consulting fees	254,171
Legal and accounting fees	143,059
Filing and registration fees	37,970
Equipment expenses	21,996
Rent	13,060
Advertising and public relations	11,175
Other operating expenses	63,583
Total Expenses	847,512
Net Loss	$ (1,077,462)

TRANSCOMMUNITY BANKSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 24 PARENT CORPORATION ONLY FINANCIAL STATEMENTS (CONTINUED):

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	Common Stock Subscriptions	Expenses of Current Stock Stock Offering	Common Stock	Paid in Surplus	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Stockholders Equity
BALANCE MARCH 15, 2001	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Common shares subscribed by organizing directors and officers	1,026,500						1,026,500
Expenses incurred by organizers prior to incorporation	(110,165)						(110,165)
Common shares issued to organizing directors and officers	(916,335)		1,027	915,308			
Exchange of TransCommunity common stock for Bank of Powhatan N.A. common stock			6,699	6,608,309	(514,243)		6,100,765
Comprehensive loss							
Net Loss					(1,077,462)		(1,077,462)
Unrealized loss on securities available for sale						(6,216)	(6,216)
Total comprehensive loss							(1,083,678)
Expenses of current stock offering		(217,189)					(217,189)
Common stock subscribed under current offering	803,800						803,800
BALANCE DECEMBER 31, 2001	$ 803,800	$ (217,189)	$ 7,726	$ 7,523,617	$(1,591,705)	$ (6,216)	$ 6,520,033

NOTE 24 PARENT CORPORATION ONLY FINANCIAL STATEMENTS (CONTINUED):

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

Operating Activities:	
Net Loss	$ (1,077,462)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	2,760
Loss of subsidiary bank	229,950
Net change in:	
Other assets	(3,824)
Accounts payable	154,370
Accrued expenses and other liabilities	36,587
Net Cash Used in Operating Activities	(657,619)
Investing Activities:	
Payments for the purchase of property	(137,829)
Net Cash Used in Investing Activities	(137,829)
Financing Activities:	
Proceeds from common stock subscriptions	1,720,135
Expenses of current stock offering	(205,318)
Net Cash Provided by Financing Activities	1,514,817
Net Increase in Cash and Cash Equivalents	719,369
Cash and Cash Equivalents, Beginning of Year	-
Cash and Cash Equivalents, End of Year	$ 719,369

Supplemental Information:	
Non-cash transactions:	
Transfer of 669,936 shares of TransCommunity Bankshares common stock for 669,936 share of Bank of Powhatan, N.A. common stock	6,100,765
Other comprehensive income for subsidiary	4,103
Accounts payable for purchase of property	7,175
Accounts payable for stock offering	11,871

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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 10-QSB

Quarterly Report Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

For Quarterly Period Ended
March 31, 2002

Commission File No. 000-33355

TRANSCOMMUNITY BANKSHARES INCORPORATED

Virginia	54-2032355
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

9025 Forest Hill Avenue
Richmond, Virginia 23235

(804) 320-6000
(Registrant's Telephone Number, Including Area Code)

Check whether the registrant: (1) filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirement for the past 90 days. Yes _X_ No

Transitional Small Business Disclosure Format (check one): Yes___ No _X

State the number of shares outstanding of each of the issuer's classes of common equity, as of the latest practicable date.

Class	Outstanding at March 31, 2002
Common Stock, par value - $0.01	943,076 shares

S.B. HOOVER & COMPANY, L.L.
Certified Public Accountants
124 Newman Avenue•Harrisonburg, Virginia 22801•(540)434-6736•FAX (540)434-3097

To the Board of Directors
TransCommunity Bankshares Incorporated
Richmond, Virginia

We have reviewed the accompanying consolidated balance sheet of TransCommunity Bankshares Incorporated as of March 31, 2002, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the three months ended March 31, 2002 and 2001. All information included in these financial statements is the representation of the Company's management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of inquiries of Company personnel responsible for financial and accounting matters and analytical procedures applied to financial data. It is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with generally accepted accounting principles.

The statement of condition for TransCommunity Bankshares Incorporated for the year ended December 31, 2001, was audited by us and we expressed an unqualified opinion on it in our report dated January 11, 2002, but we have not performed any auditing procedures for TransCommunity Bankshares Incorporated since that date.

S. B. Hoover & Company, L.L.P.

May 3, 2002

TRANSCOMMUNITY BANKSHARES INCORPORATED

INDEX

Part I Financial Information
Item 1. Financial Statements

TRANSCOMMUNITY BANKSHARES INCORPORATED
CONSOLIDATED STATEMENTS OF INCOME
FOR THE THREE MONTHS ENDED MARCH 31, 2002 AND 2001
(UNAUDITED)

	Three Months Ended March 31, 2002	2001
Interest Income		
Loans	$ 369,617	$ 131,279
Federal funds sold	4,284	51,221
Other investments and taxable interest	83,552	58,633
Total Interest Income	457,453	241,133
Interest Expense		
Interest on deposits	173,484	94,590
Interest on other borrowed funds	345	
Total Interest Expense	173,829	94,590
Net Interest Income	283,624	146,543
Provision for Loan Losses	60,000	44,128
Net Interest Income After Provision for Loan Losses	223,624	102,415
Noninterest Income		
Bank service charges and fees	27,807	8,499
Commissions and fees from loan originations	262,536	119,328
Total Noninterest Income	290,343	127,827
Noninterest Expense		
Salaries and employee benefits	473,235	228,957
Occupancy expense	47,471	13,959
Other operating expenses	354,976	108,241
Total Noninterest Expense	875,682	351,157
Net Loss	$ (361,715)	$ (120,915)
Net Loss Per Share (Basic and Diluted)	$ (0.42)	$ (0.18)
Weighted Average Shares Outstanding	857,831	670,836

The accompanying notes are an integral part of this statement.

TRANSCOMMUNITY BANKSHARES INCORPORATED
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
MARCH 31, 2002 AND DECEMBER 31, 2001

	March 31, 2002 Unaudited	December 31, 2001 Audited
ASSETS		
Cash and due from banks	$ 1,156,134	$ 941,995
Federal funds sold	1,329,000	485,000
Total Cash and Cash Equivalents	2,485,134	1,426,995
Securities available-for-sale, at fair value	1,474,350	1,492,847
Securities held to maturity	3,199,374	7,699,217
Loans net of allowance for loan losses of $295,000 at March 31, 2002 and $235,000 at December 31, 2001	23,042,512	15,161,755
Bank premises and equipment, net	1,885,225	1,908,025
Federal Reserve Bank stock (restricted)	201,300	201,300
Other assets	750,677	710,228
Total Assets	$ 33,038,572	$ 28,600,367
LIABILITIES		
Deposits:		
Demand deposits:		
Noninterest bearing	$ 5,590,030	$ 4,137,943
Interest bearing	3,721,048	2,355,015
Savings deposits	2,023,629	1,538,786
Other time deposits	14,577,480	13,554,427
Total Deposits	25,912,187	21,586,171
Note payable		115,588
Accrued interest payable	60,192	72,263
Accrued expenses and other liabilities	186,434	306,312
Total Liabilities	26,158,813	22,080,334
STOCKHOLDERS' EQUITY		
Common stock subscriptions receivable	(57,000)	
Common stock subscriptions		803,800
Expenses of stock offering	(321,351)	(217,189)
Common stock (5,000,000 shares authorized $.01 par value)		
772,586 shares issued and outstanding		7,726
943,076 shares issued and outstanding	9,431	
Paid-in-surplus	9,226,812	7,523,617
Accumulated deficit	(1,953,420)	(1,591,705)
Accumulated other comprehensive loss	(24,713)	(6,216)
Total Stockholders' Equity	6,879,759	6,520,033
Total Liabilities and Stockholders' Equity	$ 33,038,572	$ 28,600,367

The accompanying notes are an integral part of this statement.

TRANSCOMMUNITY BANKSHARES INCORPORATED
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE THREE MONTHS ENDED MARCH 31, 2002 AND 2001
(UNAUDITED)

	Shares of Common Stock	Stock Subscriptions Receivable	Common Stock Subscriptions	Expenses of Current Stock Offerings	Common Stock	Paid in Surplus	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total
Balance, December 31, 2001	772,586	$	$ 803,800	$ (217,189)	$ 7,726	$ 7,523,617	$ (1,591,705)	$ (6,216)	$ 6,520,033
Net Loss							(361,715)		(361,715)
Unrealized loss on securities available for sale								(18,497)	(18,497)
Total comprehensive income									(380,212)
Subscriptions received during quarter			844,100						844,100
Common stock issued	171,490	(57,000)	(1,657,900)		1,715	1,713,185			
Common share retired	(1,000)		10,000		(10)	(9,990)			
Expenses of current stock offering				(104,162)					(104,162)
Balance March 31, 2002	943,076	$ (57,000)	$	$ (321,351)	$ 9,431	$ 9,226,812	$ (1,953,420)	$ (24,713)	$ 6,879,759
Balance December 31, 2000	670,836	$	$	$	$ 1,677,090	$ 4,936,918	$ (193,231)	$	$ 6,420,777
Net Loss							(120,915)		(120,915)
Balance March 31, 2001	670,836	$	$	$	$ 1,677,090	$ 4,936,918	$ (314,146)	$	$ 6,299,862

The accompanying notes are an integral part of this statement.

TRANSCOMMUNITY BANKSHARES INCORPORATED
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2001 AND 2001
(UNAUDITED)

	Three Months Ended March 31, 2002	Three Months Ended March 31, 2001
Cash Activities:		
Net loss	$ (361,715)	$ (120,915)
Adjustments to reconcile net loss to net cash used in operating activities:		
Provision for loan losses	60,000	44,128
Accretion income	(158)	37,505
Depreciation	51,454	11,107
Net change in:		
Other assets	(40,449)	(151,043)
Interest payable	(12,071)	
Accrued expenses and other liabilities	(249,811)	(69,668)
Net Cash Used in Operating Activities	(552,750)	(248,886)
Investing Activities:		
Purchase of investment securities		(1,398,244)
Net change in loans	(7,940,757)	(3,372,169)
Proceeds from maturities of investment securities	4,500,001	
Purchase of Main Street Mortgage and Investment Corporation		(231,176)
Payments for the purchase of property	(28,654)	(483,720)
Net Cash Used in Investing Activities	(3,469,410)	(5,485,309)
Financing Activities:		
Proceeds from sale of common stock	844,100	
Costs associated with stock offering	(89,817)	
Net change in:		
Demand deposits	2,818,120	948,650
Savings deposits	484,843	164,148
Time deposits	1,023,053	4,696,826
Net Cash Provided by Financing Activities	5,080,299	5,809,624
Net Increase in Cash and Cash Equivalents	1,058,139	75,429
Cash and Cash Equivalents, Beginning of Period	1,426,995	883,875
Cash and Cash Equivalents, End of Period	$ 2,485,134	$ 959,304
Supplemental Information:		
Interest paid	$ 185,900	$ 61,027
Non-cash transactions:		
Note payable issued as part of the purchase of Main Street Mortgage and Investment Corporation		115,588
Accounts payable for costs associated with stock offering	14,345	

The accompanying notes are an integral part of this statement.

TRANSCOMMUNITY BANKSHARES INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 REORGANIZATION:

TransCommunity Bankshares Incorporated ("TransCommunity") was organized and incorporated under the laws of the Commonwealth of Virginia on March 16, 2001. On August 15, 2001 the shareholders approved a plan of reorganization under which the shareholders of the Bank of Powhatan, N.A. ("Bank") exchanged their common stock for common stock in TransCommunity Bankshares Incorporated ("TransCommunity"). On the same date, the reorganization was completed and the Bank became a wholly owned subsidiary of TransCommunity. As a result of the transaction, TransCommunity is the successor to the Bank and all transactions prior to March 16, 2001, included in the financial statements, reflect transactions of the Bank.

NOTE 2 ACCOUNTING PRINCIPLES:

The consolidated financial statements of TransCommunity conform to generally accepted accounting principles and to general industry practices. In the opinion of management, the accompanying unaudited consolidated financial statements contain all adjustments (consisting of only normal recurring accruals) necessary to present fairly the financial position as of March 31, 2002, and the results of operations for the three month periods ended March 31, 2002 and 2001. The notes included herein should be read in conjunction with the notes to financial statements included in the audited December 31, 2001 financial statements for TransCommunity, which statements were included in the Company's annual report on Form 10-KSB filed with the Securities and Exchange Commission.

Consolidation Policy

The consolidated financial statements include TransCommunity, the Bank and Main Street Mortgage and Investment Corporation ("Main Street"), a wholly owned subsidiary of the Bank. All significant intercompany balances and transactions have been eliminated.

NOTE 3 SECURITIES HELD TO MATURITY:

The carrying values, unrealized gains, unrealized losses and approximate fair values of investment securities at March 31, 2002 are shown in the table below. As of March 31, 2002 a U.S. Agency security of $1,474,350 was pledged as collateral for public deposits.

Held to Maturity	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Agency	$ 3,199,374	$	$ 100,332	$ 3,099,042
Available for Sale				
U.S. Agency	$ 1,499,063	$	$ 24,713	$ 1,474,350

NOTE 4 LOANS:

Loans by type are shown in the following schedule:

Type	(In Thousands) March 31, 2002	December 31, 2001
Commercial, financial, and agricultural	$ 4,281	$ 4,218
Real estate -construction	4,067	1,207
Real estate -mortgage	12,645	7,840
Installment loans to individuals	2,345	2,132
Total loans	23,338	15,397
Less allowance for loan losses	(295)	(235)
Net Loans	$ 23,043	$ 15,162

NOTE 5 ALLOWANCE FOR LOAN LOSSES:

Transactions in the Bank's allowance for loan losses are shown in the following schedule:

	For the Three Months Ended March 31, 2002	2001
Balance, beginning of period	$235,000	$ 38,000
Provision for loan losses	60,000	44,128
Balance, End of Period	$295,000	$ 82,128

NOTE 6 COMMON STOCK:

TransCommunity issued 171,490 shares of stock during the first quarter of 2002 for $10 per share pursuant to the offering that began September 24, 2001. TransCommunity has incurred costs relating to the offering of $321,351. During the first quarter, 1,000 shares of common stock were retired. These transactions resulted in 943,076 shares being issued and outstanding as of March 31, 2002.

NOTE 7 GOODWILL:

Other assets contain $320,917 of goodwill attributable to the purchase of Main Street Mortgage and Investment Corporation by the Bank. In June of 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 142 "Goodwill and Other Intangible Assets." The new accounting standard requires that goodwill not be amortized, however, it will be tested for impairment and adjusted to fair value using one of several methods. Management has determined that the goodwill related to the above purchase was not impaired as of January 1, 2002. Management anticipates that the goodwill will be reviewed for impairment again as of January 1, 2003 and adjusted in the year 2003 if appropriate.

TRANSCOMMUNITY BANKSHARES INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 EARNINGS PER SHARE:

Since TransCommunity continues to incur losses, the effect on loss per share of TransCommunity's outstanding stock options would be antidilutive and a decrease in loss per share is not appropriate. Therefore, basic and dilutive loss per share are identical.

Item 2 Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

The Bank of Powhatan N.A. (Bank) was organized as a national bank in 1999 and commenced its general banking operation on March 20, 2000, providing services to businesses and individuals. On January 1, 2001, the Bank acquired Main Street Mortgage and Investment Corporation ("Main Street") as a wholly owned subsidiary. With an emphasis on personal service, the Bank is offering a range of commercial and retail banking products and services including checking, saving and time deposits, individual retirement accounts, merchant bankcard processing, residential and commercial mortgages, home equity loans, consumer installment loans, investment, small business loans, commercial lines of credit, letters of credit, Visa check card and internet banking.

TransCommunity Bankshares Incorporated ("TransCommunity") was organized and incorporated under the laws of the Commonwealth of Virginia on March 16, 2001. As of August 15, 2001, shares of TransCommunity common stock were issued in exchange for all the common stock of the Bank in a statutory share exchange transaction. As a result of the transaction, TransCommunity is the successor to the Bank and all transactions prior to March 16, 2001, included in the financial statements, reflect transactions of the Bank. In addition, TransCommunity is in the process of organizing two new independent community banks in the central Virginia Area, the Bank of Goochland and the Bank of Louisa. TransCommunity has received preliminary approval from the Comptroller of the Currency for the new Banks.

TransCommunity is currently engaged in a non-underwritten public offering of 1,500,000 shares of its common stock at a purchase price of $10 per share. TransCommunity intends to use the proceeds of the offering to capitalize the two proposed banks, and for general corporate purposes. As of March 31, 2002, TransCommunity had raised $1,393,549, after deduction of expenses, in the offering through the sale of 171,490 shares.

For the three months ended March 31, 2002, TransCommunity had a net loss of $361,715 compared with a loss of $120,915 for the three months ended March 31, 2001. The net loss per share was $.42 compared with $.18 for the same periods.

Prospects for the Future

Through March 31, 2002 the Bank has been able to attract deposits of $25,912,187 and loans of $23,227,512. Based on current acceptance by the community and the growth to date, management believes that the prospects for the Bank are excellent.

Net Interest Margin

The Bank's net interest margin was 4.22% for the three months ended March 31, 2002, compared with 4.55% for the three months ended March 31, 2001. The amount of interest bearing deposits has increased in relationship to interest free capital, resulting in a decrease in the net interest margin. The net interest margin for the three months ended March 31, 2002, compares favorably with other commercial banks, however, management anticipates it will continue to offer favorable rates on loans and deposits to attract new customers.

The Bank's net interest margin analysis and average balance sheets are shown in Schedule I.

Provision for Loan Losses

The provision for loan losses for the three months of 2002 was $60,000, resulting in an allowance for loan losses of $295,000 (1.26% of total loans). The calculation of the allowance for loan losses is considered a critical accounting policy. The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans, industry historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. An adequate allowance is calculated using risk factors depending on the type of borrower and whether the loan is secured or unsecured. Commercial loans secured by real estate and secured consumer loans are assigned a risk factor of 1%. Other commercial loans and unsecured consumer loans are assigned a risk factor of 2%. As the Bank matures, the factors will be adjusted to reflect actual experience. In addition, an allowance would be established for problem loans individually or by grouping. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. Management has not identified any potential problem loans.

Noninterest Income

Noninterest income increased from $127,827 in the first three months of 2001 to $290,343 in the first three months of 2002. Noninterest income as a percentage (annualized) of average assets for the first three months of 2002 was 3.87% compared to 3.52% for the first three months of 2001. Commissions and fees received by Main Street increased $143,208 due to the increase in the volume of loans originated. Bank service charges and fees increased $19,308 due to the increase in the Bank's customer base and deposits.

Noninterest Expense

Noninterest expense increased from $351,157 in the first three months of 2001 to $875,682 in the first three months of 2002. A schedule of noninterest expense by company is shown below. The expenses of Main Street are mostly salaries and commissions related to the origination of mortgage loans. The expenses of TransCommunity relate mainly to organizational and start up cost of the holding company and two proposed new banks. The increase in expenses at the Bank was due to additional staffing and the general growth in operations. Noninterest expense, of the Bank and Main Street, as a percentage (annualized) of average assets for the first three months of 2002, was 7.81% compared with 9.68% for the first three months of 2001.

	Three Months Ended March 31,	
	2002	2001
TransCommunity	$ 361,714	$
Bank	215,575	182,839
Main Street	298,393	168,318
Total	$ 875,682	$ 351,157

Income Taxes

No income tax benefit has been recorded since, at this time, there is insufficient evidence to conclude that the Bank will produce taxable income in the future which can be offset by loss carryforwards from the current period.

Loans

Total loans have increased $7,940,757 during the first three months of 2002 to $23,337,512.

Loans by type are shown in the following schedule:

Type	(In Thousands) March 31, 2002	December 31, 2001
Commercial, financial, and agricultural	$ 4,281	$ 4,218
Real estate -construction	4,067	1,207
Real estate -mortgage	12,645	7,840
Installment loans to individuals	2,345	2,132
Total loans	$ 23,338	$ 15,397

Nonaccrual, Past Due and Restructured Loans

At March 31, 2002 and December 31, 2001 the Bank did not have any loans classified as non-accrual, past due more than ninety days or restructured. Loans are placed in a nonaccrual status when, in the opinion of management, the accrued interest income will not be collected.

Allocation for the Allowance for Loan Losses

Balance at end of period applicable to	Amount	Percent of loans in each category to total loans
Real estate	$ 166,720	57%
Non-real estate	128,280	43%
	$ 295,000	100%

Deposits

The Bank's deposits increased $4,326,016 during the first three months of 2002 to $25,912,187 at March 31, 2002. A schedule of deposits by type is shown in the statements of condition. Time deposits of $100,000 or more equaled 17% of deposits at March 31, 2002.

Bank Premises

Bank premises and equipment consisted of the following as of March 31, 2002:

Land	$ 204,611
Land improvements	159,308
Building	886,015
Furniture and fixtures	858,887
Automobiles	17,167
	2,125,988
Less: Accumulated Depreciation	240,763
Total Bank Premises and Equipment	$ 1,885,225

Bank Premises (Continued)

TransCommunity purchased property in the Town of Louisa for a price of $200,000 from a trust. The trustee of the trust is a member of the Board of Directors of the Bank of Louisa, N.A. (I.O.) The Board has received two independent appraisals and is of the opinion that the terms of the agreement are equal to or better than the terms that might be available for similar property purchased from an unrelated third-party.

Capital

TransCommunity's capital as a percentage of total assets was 21% at March 31, 2002, and 23% at December 31, 2001, which significantly exceeded regulatory requirements at both dates.

Liquidity and Interest Sensitivity

At March 31, 2002, TransCommunity had liquid assets of approximately $4 million in the form of cash, federal funds sold and short term investments. Management believes that the liquid assets are adequate at March 31, 2002. Additional liquidity will be provided by the growth in deposit accounts and loan repayments. The Bank also has the ability to purchase federal funds and borrow from the Federal Reserve Bank, if necessary. Management is not aware of any trends, events or uncertainties that are reasonably likely to have a material impact on the Bank's short term or long term liquidity. Capital expenditures in the near future will be purchased using liquid assets.

At March 31, 2002, TransCommunity had a negative cumulative Gap Rate Sensitivity Ratio of 14.99% for the one year repricing period. This generally indicates that earnings would improve in a declining interest rate environment as liabilities reprice more quickly than assets. Conversely, earnings would probably decrease in periods during which interest rates are increasing. Management constantly monitors the interest rate risk and believes that the current position is an acceptable risk for a growing community bank. TransCommunity's interest rate sensitivity analysis is shown in Schedule II.

Employees

TransCommunity's full time equivalent employees have increased from thirty-seven at December 31, 2001, to thirty-nine at March 31, 2002, including eighteen at Main Street and seven at TransCommunity.

The number of new employees hired for the duration of 2002 will depend on the continued growth in operations.

TRANSCOMMUNITY BANKSHARES INCORPORATED
NET INTEREST MARGIN ANALYSIS
AVERAGE BALANCE SHEET
FOR THE THREE MONTHS ENDED MARCH 31, 2002 AND 2001
(In Thousands of Dollars)

	2002			2001		
	Average Balance Sheet	Income/ Expense	Average Rates Earned/Paid	Average Balance Sheet	Income/ Expense	Average Rates Earned/Paid
ASSETS						
Loans including fees	$ 19,429,242	$ 369,617	7.61%	$ 4,932,081	$ 131,279	10.65%
Federal Funds sold	1,074,362	4,284	1.59%	3,756,644	51,221	5.45%
Other investments	6,354,584	83,552	5.26%	4,195,782	58,633	5.59%
Total Earning Assets	26,858,188	457,453	6.81%	12,884,507	241,133	7.49%
Allowance for loan losses	(257,178)			(51,010)		
Non-earning assets	3,393,316			1,666,447		
Total Assets	$ 29,994,326			$ 14,499,944		
LIABILITIES AND STOCKHOLDERS' EQUITY						
Deposits						
Demand -						
Interest bearing	$ 4,397,788	$ 20,942	1.90%	$ 1,342,756	$ 10,098	3.01%
Savings	1,727,957	9,178	2.12%	351,360	2,611	2.97%
All other time deposits	14,037,447	143,364	4.09%	5,098,504	81,881	6.42%
Total Deposits	20,163,192	173,484	3.44%	6,792,620	94,590	5.57%
Other borrowed Funds	61,500	345	2.24%			%
Total Interest Bearing Liabilities	20,224,692	173,829	3.44%	6,792,620	94,590	5.57%
Non-interest bearing Deposits	3,797,614			1,188,934		
Other liabilities	83,599			124,398		
Total Liabilities	24,105,905			8,105,952		
Stockholders' Equity	5,888,421			6,393,992		
Total Liabilities and Stockholders' Equity	$ 29,994,326			$ 14,499,944		
Net Interest Earnings		$ 283,624			$ 146,543	
Net Yield on Interest Earning Assets			4.22%			4.55%

TRANSCOMMUNITY BANKSHARES INCORPORATED
INTEREST SENSITIVITY ANALYSIS
MARCH 31, 2002
(In Thousands of Dollars)

	1 - 365 Days	1 - 5 Years	Over 5 Years	Not Classified	Total
Uses of Funds					
Loans:					
Commercial	$ 2,868	$ 1,305	$	$	$ 4,173
Real estate	6,712	7,131	2,940		16,783
Installment	917	1,453	12		2,382
Total Loans	10,497	9,889	2,952		23,338
Federal funds sold	1,329				1,329
Investment securities at cost			3,200		3,200
Investment securities at fair value			1,474		1,474
Total	$ 11,826	$ 9,889	$ 7,626	$	$ 29,341
Sources of Funds					
Demand Deposits					
Interest bearing	$ 3,721	$	$	$	$ 3,721
Savings accounts	2,024				2,024
Time deposits	10,509	4,068			14,577
Total Deposits	16,254	4,068			20,322
Borrowings					
Total	$ 16,254	$ 4,068	$	$	$ 20,322
Discrete Gap	(4,428)	5,821	7,626		9,019
Cumulative Gap	(4,428)	1,393	9,019		
Ratio of Cumulative Gap to Total Earning Assets	(14.99)%	4.75%	30.74%		

Part II Other Information

Item 1. Legal Proceedings

In the ordinary course of operations, TransCommunity and the Banks expect to be parties to various legal proceedings. At present, there are no pending or threatened proceedings against TransCommunity or any of the the Banks which, if determined adversely, would have material effect on the business, results of operations, or financial position of TransCommunity or any of the Banks.

Item 2. Changes in Securites

TransCommunity is currently engaged in a non-underwritten registered offering of up to 1,500,000 shares of common stock, at a purchase price of $10.00 per share. The proceeds of the offering will be used to capitalize two new national banks proposed to be organized in Goochland and Louisa counties, and for other general corporate purposes. The following information is furnished pursuant to Rule 463 and Item 701(f) of Regulation S-B:

(1) The registration statement on Form SB-2 (no. 333-64566) was declared effective on September 17, 2001.

(2) The offering commenced on or about September 24, 2001.

(3) The offering did not terminate before any securities were sold.

(4) (i) The offering has not terminated.

(ii) There is no underwriter in the offering.

(iii) The only class of security registered is common stock.

(iv) The registration statement covers 1,500,000 shares of common stock being offered at $10 per share, or $15,000,000 in the aggregate. As of March 31, 2002, the Company had sold 171,490 shares, and had received gross proceeds of $1,714,900.

(v) From the effective date of the registration statement to March 31, 2002 (the ending date of the reporting period), the reasonably estimated amount of expenses incurred for the issuer's account in connection with the issuance and distribution of the securities registered were: (1) underwriters' discounts and commissions $-0-; (2) finder's fees $-0; (3) expenses paid to or for underwriters $-0-; (4) other expenses (including, advertising, legal and accounting) $321,351; Total expenses $321,351.

Except for payments of $23,900 to DPO Holdings, Inc., a consulting firm in which William C. Wiley, an officer and director of TransCommunity, has a majority equity interest, none of such payments were direct or indirect payments to directors or officers of TransCommunity or its associates, or to affiliates of TransCommunity. No portion of the fees paid to DPO Holdings were received, directly or indirectly, by Mr. Wiley. A portion of the Chief Executive Officer's and Chief Operating Officer's salaries totaling $42,017 has been allocated to the offering expenses.

(vi) The net offering proceeds as of March 31, 2002, after deduction of expenses, was $1,393,549.

(vii) From January 1, 2002, to March 31, 2002 (the ending date of the reporting period) the amount of net offering proceeds to the issuer were used as follows:

1. construction of plant, building and facilities	$-0-
2. purchase and installation of machinery and equipment	$-0-
3. purchase of real estate	$-0-
4. acquisition of other business(es)	$-0-
5. repayment of indebtedness	$-0-
6. working capital	$1,553,738
7. temporary investments (to be specified)	$-0-
8. any other purposes for which at least $75,000 has been used	$-0-

(viii) The use of proceeds described in clause 4(vii) above does not represent a material change in the use of proceeds from that described in the prospectus.

Item 6. Exhibits and Reports on 8-K

(a) Exhibits

The following exhibits are filed as part of this Form 10-QSB

Exhibit No.	Description of Exhibits
Part II Exhibits	
3.1	Articles of Incorporation of TransCommunity (2)
3.2	By-laws of TransCommunity (2)
10.1	Consulting Agreement by and between TransCommunity Bankshares Inc. and DPO Holdings, Inc., dated as of July 11, 2001 (1)
10.2(a)	Employment Agreement by and between TransCommunity Bankshares Inc. and William C. Wiley, dated June 27, 2001 (1)
10.2(b)	Employment Agreement by and between TransCommunity Bankshares Inc. and Bruce B. Nolte, dated June 27, 2001 (1)

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1. Incorporated by reference to TransCommunity's Registration Statement on Form SB-2 filed with the Securities and Exchange Commission, and declared effective on September 17, 2001.
2. Incorporated by reference to TransCommunity's registration statement on Form S-4 filed with the Securities and Exchange Commission, and declared effective on July 12, 2001.

(b) Reports on Form 8-K

Not Applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TRANSCOMMUNITY BANKSHARES,
INCORPORATED

/s/ WILLIAM C. WILEY
William C. Wiley
Chairman of the Board and Chief
Executive Officer

/s/ BRUCE B. NOLTE
Bruce B. Nolte
President and Chief Operating Officer

/s/ RICHARD W. MAYHEW
Richard W. Mayhew
Chief Financial Officer

May 14, 2002

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TransCommunity
BANKSHARES

Connecting Community Banks

9025 Forest Hill Avenue, Richmond, VA 23235 Phone 804-320-6000 Fax 804-320-6024 Toll Free 1-800-606-0946
www.transcommunitybankshares.com